SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 7)

                         Addington Resources, Inc.
                            (Name of Issuer)

                      Common Stock, par value $1.00
                     (Title of Class of Securities)

                                006516108
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            June 25, 1996
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                2,455,285

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                  -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           2,455,285

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER             -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 2,455,285

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           15.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER           2,455,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        2,455,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              2,455,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               15.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Harold Blumenstein
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER             100,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        100,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              100,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                 0.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     James Grosfeld
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                             PF

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [X]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER              155,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         155,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON               155,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    1.0%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON
                       IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Richard Ravitch
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                            PF

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER              10,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         10,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON               10,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   0.06%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Cliff Greenberg
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                                    PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               50,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          50,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                50,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     David Sachs
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                                    PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               5,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          5,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                5,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0.03%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Carl Bennett
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                                          PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               2,500
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          2,500

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                2,500

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0.02%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Schedule 13D, initially filed on January 20, 1992, as amended by Amendment No. 1 filed on April 5, 1995, Amendment No. 2 filed on July 18, 1995, Amendment No. 3 filed on August 11, 1995, Amendment No. 4 filed on August 31, 1995, Amendment No. 5 filed on September 20, 1995 and Amendment No. 6 filed on June 11, 1996 by HPB Associates, L.P., a Delaware limited partnership
("HPB"), and by Howard P. Berkowitz, the managing partner of the Partnership, relating to the common stock, par value $1.00 per share (the "Addington Common Stock"), of ADDINGTON RESOURCES, INC., a Delaware corporation whose principal executive offices are located at 1500 North Big Run Road, Ashland, Kentucky 41102 ("Addington") is hereby amended by this Amendment No. 7 to the Schedule 13D as follows:

Item 4.     Purpose of Transaction.

          Item 4 is hereby supplemented by the addition of the following:

          On June 25, 1996, Addington entered into a definitive AGREEMENT AND PLAN OF MERGER (the "Agreement"), with Republic Industries, Inc. ("Republic"), a Delaware corporation, and RI/AR MERGER CORP., a Delaware corporation and wholly-owned subsidiary of Republic ("Mergersub") pursuant to which Mergersub will be merged with and into Addington (the "Merger"). It is intended that the Merger will qualify as a "pooling of interests" for accounting purposes and that the Merger will constitute a tax free reorganization for federal income tax purposes.

          Upon the terms and subject to the conditions set forth in the Agreement, and in accordance with Delaware Law, at the date and time of the filing of the Certificate of Merger, or such later date or time as set forth in the Certificate of Merger (the "Effective Time"), Mergersub shall be merged with and into Addington, with Addington being the surviving corporation in the Merger and a wholly-owned subsidiary of Republic. The separate corporate existence of Mergersub will then cease.

          At the Effective Time each share of Addington Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (i) 9/10 of one share (the "Exchange Ratio") of common stock, par value $0.01 per share, of Republic ("Republic Common Stock"), (ii) any cash in lieu of fractional shares and (iii) any dividends or other distribution to which each shareholder is entitled pursuant to the terms of the Agreement. If between the date of the Agreement and the Effective Time the outstanding shares of Addington Common Stock or Republic Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

          Consummation of the Merger is subject to, among other things, the approval by the holders of a majority of the outstanding shares of Addington Common Stock and other customary conditions, including: receipt of material regulatory approvals, expiration of the applicable waiting period pursuant to the provisions of the Hart-Scott-Rodino Anti-Trust Act of 1976; completion of an environmental assessment of Addington by Republic that shall not indicate a Company Material Adverse Effect (as defined in the Agreement); performance and compliance in all material respects with all agreements required by the Agreement to be performed or complied with by Addington, Republic and Mergersub on or prior to the Effective Time; absence of a breach of the representations and warranties set forth in the Agreement; and the receipt by Addington of confirmation of the fairness opinion delivered by Oppenheiemer & Co., Inc. to the effect that as of the date the proxy statement is mailed to Addington stockholders, the consideration to be received in the Merger is fair to such stockholders from a financial point of view, and such opinion shall not have been withdrawn prior to the Effective Time. Addington has agreed to pay Republic a $1,000,000 termination fee in certain circumstances involving certain competing transactions as specified in the Agreement.

           HPB, Harold Blumenstein, James Grosfeld, Larry Addington, Robert Addington and Bruce Addington (the "Principal Stockholders") have executed a Voting Agreement, dated as of June 25, 1996, with Republic (the "Voting Agreement") whereby they have agreed to vote all the shares of Addington Common Stock owned by them (a) in favor of the Merger, the Agreement and any transactions contemplated thereunder; and (b) against any proposal for any merger, sale of substantial assets, sales of shares of Addington Common Stock or other securities, recapitalization, or other business combination transactions between Addington or any of the subsidiaries of Addington and any person or entity (other than the Merger) or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Addington under the Agreement or which could result in any of the conditions to Addington's obligations under the Agreement not being fulfilled (collectively the "Voting Commitments.") However, the Voting Commitments terminate if the Agreement is terminated. The Voting Agreement covers approximately 45% of the outstanding shares of Addington Common Stock.

          The Voting Agreement also provides that until termination of the Agreement, Republic is irrevocably appointed the Principal Stockholder's attorney and proxy, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the shares of Addington Common Stock at any meeting of stockholders of Addington, or consent in lieu of any such meeting or otherwise, subject to the terms of the Voting Agreement, on matters concerning the Principal Stockholder's Voting Commitments.

          Under the terms of the Voting Agreement, each of the Principal Stockholders have covenanted and agreed, except as contemplated by the Voting Agreement, not to offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, create or permit to exist any lien, claim, pledge, option, right of first refusal, agreement, limitation on its voting rights, charge or other encumbrance of any nature whatsoever with respect to, the shares of Addington Common Stock subject to the Voting Agreement, or, directly or indirectly, initiate, solicit or encourage, subject to the provisions of the Agreement, any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

          In addition, the Principal Stockholders have agreed to be bound by and to comply with the non-solicitation obligations of Addington as set forth in the Agreement. Furthermore, the Principal Stockholders have agreed to pay to Republic in circumstances involving certain competing transactions, the excess of the amount per share of Addington Common Stock realized by the Principal Stockholders in such competing transactions over $15.00 (or in certain circumstances $21.50).

          The foregoing description and terms of the Merger are qualified in their entirety by the express terms of the Agreement which is filed as Exhibit 1 to this Schedule 13 D Amendment and the Voting Agreement which is filed as
Exhibit 2 to this Schedule 13D Amendment. A copy of the press release of Addington, dated June 25, 1996, is attached as Exhibit 3 and is hereby incorporated by reference.

Item 7.     Material to be Filed as Exhibits.

          Item 7 is hereby supplemented by the addition of the following:

          1. Agreement and Plan of Merger, dated as of June 25, 1996, by and among Republic Industries, Inc., RI/AR Merger Corp. and Addington Resources, Inc. (the "Agreement)(including exhibits referenced in the Agreement). Omitted from this Exhibit, as filed, are the schedules referenced in the Agreement. HPB Associates, L.P. will furnish supplementally a copy of any such schedules to the Commission upon request.

          2. Voting Agreement, dated as of June 25, 1996, by HPB Associates, L.P., Harold Blumenstein, James Grosfeld, Larry Addington, Robert Addington and Bruce Addington with Republic Industries, Inc.

          3.  Press Release, dated June 25, 1996.

                            SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1996


                                    HPB ASSOCIATES, L.P.


                                    By: /s/ Howard P. Berkowitz
                                        Howard P. Berkowitz
                                        Managing Partner


                                        /s/ Howard P. Berkowitz
                                        Howard P. Berkowitz


                                        /s/ Harold Blumenstein
                                        Harold Blumenstein


                                        /s/ James Grosfeld
                                        James Grosfeld


                                        /s/ Richard Ravitch
                                        Richard Ravitch


                                        /s/ Cliff Greenberg
                                        Cliff Greenberg


                                        /s/ David Sachs
                                        David Sachs


                                        /s/ Carl Bennett
                                        Carl Bennett

                        INDEX TO EXHIBITS

          Current Report on Form 8-K Dated May 31, 1996
                    ADDINGTON RESOURCES, INC.

Exhibit                       Item                          Page
1. Agreement and Plan of Merger, dated as of June 25, 1996, by and among Republic
            Industries, Inc., RI/AR Merger Corp. and
            Addington Resources, Inc. (the "Agreement")
            (including exhibits referenced in the
            Agreement.  Omitted from this Exhibit,
            as filed, are the schedules
            referenced in the Agreement.
            HPB Associates, L.P. will furnish supplementally a copy of any such schedules to the Commission upon request.

2.          Voting Agreement, dated as of June 25, 1996, by HPB
            Associates, L.P., Harold Blumenstein, James Grosfeld,
            Larry Addington, Robert Addington and Bruce Addington with Republic Industries, Inc.

3.          Press Release, dated June 25, 1996.

EXHIBIT 1


                       AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER, dated as of June 25, 1996
(this "Agreement"), by and among REPUBLIC INDUSTRIES, INC., a
Delaware corporation ("Republic"), RI/AR MERGER CORP., a Delaware corporation and wholly-owned subsidiary of Republic
("Mergersub"), and ADDINGTON RESOURCES, INC., a Delaware corporation (the "Company").

                          W I T N E S S E T H:

          WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), the parties desire to enter into a business combination transaction pursuant to which Mergersub will be merged with and into the Company (the "Merger');

          WHEREAS, the Board of Directors of the Company has determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, has approved and adopted this Agreement and the Merger, and has recommended approval and adoption of this Agreement and the Merger by the stockholders of the Company;

          WHEREAS, the Board of Directors of Republic has determined that the Merger is fair to, and in the best interests of, Republic and its stockholders, and has approved and adopted this Agreement and the Merger;

          WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

          WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling-of-interests business combination.

          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:


                                  ARTICLE I

                                  THE MERGER

          SECTION 1.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time (as defined in Section 1.3), Mergersub shall be merged with and into the Company, with the Company being the surviving corporation in the Merger (the "Surviving Corporation") and thereby becoming a wholly-owned subsidiary of Republic, and the separate corporate existence of Mergersub shall cease.

          SECTION 1.2. CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 9.1 and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger (the "Closing") will take place at a date and time determined by the parties as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions precedent set forth in
Article VIII at the offices of Akerman, Senterfitt & Eidson, P.A., One S.E. Third Avenue, Miami, Florida, unless another date, time or place is agreed to in writing by the parties hereto.

          SECTION 1.3. EFFECTIVE TIME. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time").

          SECTION 1.4. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in
Section 259 of the Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all property, rights, privileges, powers and franchises of the Company and Mergersub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Mergersub shall become the debts, liabilities and duties of the Surviving Corporation.

          SECTION 1.5. CERTIFICATE OF INCORPORATION: BY-LAWS. At the Effective Time, the Certificate of Incorporation and the By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the By-Laws of the Surviving Corporation thereafter, unless and until amended in accordance with their terms and as provided by law.

          SECTION 1.6. DIRECTORS AND OFFICERS. At the Effective Time, the directors of Mergersub at such time shall be the directors of the Surviving Corporation, and the officers of the Company at such time shall be the officers of the Surviving Corporation, each to hold a directorship or office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, until their respective successors are duly elected and qualified.

                                   ARTICLE II

                  CONVERSION OF SECURITIES; EXCHANGE OF
CERTIFICATES

          SECTION 2.1.     CONVERSION OF SECURITIES.  At the
Effective Time, by virtue of the Merger and without any action on the part of the Company, Mergersub or the stockholders of the Company or Mergersub:

               (a) Each share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b)) shall be converted, subject to Section 2.2(d), into the right to receive 9/10 of one share (the "Exchange Ratio") of common stock, par value $0.01 per share, of Republic ("Republic Common Stock"); provided, however, that if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock or Republic Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or
exchange of shares.   Nothing stated in the immediately preceding
sentence shall be construed as providing the holders of Company Common Stock any preemptive or antidilutive rights other than in the case of a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, and there shall be no adjustment to the Exchange Ratio in the event that Republic issues or agrees to issue any shares of Republic Common Stock between the date hereof and the Effective Time, whether for cash, through option grants, option or warrant exercises, in acquisitions, or in other transactions. At the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior thereto shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent the right to receive, upon the surrender of such certificate in accordance with the provisions of Section 2.2, certificates evidencing such number of whole shares of Republic Common Stock into which such Company Common Stock was converted in accordance with the Exchange Ratio and any cash in lieu of fractional shares of Republic Common Stock paid in consideration therefor pursuant to Section 2.2(d). The holders of such certificates previously evidencing such shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by law.

               (b) Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Republic or any direct or indirect wholly owned subsidiary of Republic or of the Company immediately prior to the Effective Time shall automatically be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.
               (c) Each share of common stock of Mergersub issued and outstanding at the Effective Time shall be converted into one share of the common stock , $1.00 par value per share, of the Surviving Corporation.

          SECTION 2.2.     EXCHANGE OF CERTIFICATES.

               (a) Exchange Agent. Republic shall deposit, or shall cause to be deposited, with Wells Fargo Bank (Texas), National Association or such other bank or trust company as may be designated by Republic (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, at the Effective Time, (i) certificates evidencing the shares of Republic Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock and (ii) upon the request of the Exchange Agent, cash in an amount sufficient to make any cash payment in lieu of fractional shares of Republic Common Stock pursuant to Section 2.2(d) (such certificates for shares of Republic Common Stock, together with any dividends or distributions with respect thereto, and cash in lieu of fractional shares of Republic Common Stock being hereafter collectively referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Republic Common Stock contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund to holders of shares of Company Common Stock. Except as contemplated by
Section 2.2(e) hereof, the Exchange Fund shall not be used for any other purpose. Any interest, dividends or other income earned on the investment of cash or other property held in the Exchange Fund shall be for the account of Republic.

               (b)     Exchange Procedures.  Republic shall
instruct the Exchange Agent to mail, within five (5) business days after the Effective Time, to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Company Common Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Republic may reasonably specify) and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing shares of Republic Common Stock and cash (if any). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of Republic Common Stock that such holder has the right to receive in accordance with the Exchange Ratio in respect of the shares of Company Common Stock formerly evidenced by such Certificate, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), and (C) cash in lieu of fractional shares of Republic Common Stock to which such holder is entitled pursuant to Section 2.2(d) (the shares of Republic Common Stock, and the dividends, distributions and cash described in clauses (A), (B) and (C) being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, Merger Consideration may be issued and paid in accordance with this
Article II to a transferee if the Certificate evidencing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid or by the transferee requesting such payment paying to the Exchange Agent any such transfer tax. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.

               (c) Distributions with Respect to Unexchanged Shares of Republic Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Republic Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Republic Common Stock represented thereby and no cash payment in lieu of fractional shares of Republic Common Stock shall be paid to any such holder pursuant to Section 2.2(d), until the holder of such Certificate shall surrender such Certificate. Upon such surrender, there shall be paid to the person or entity (hereinafter, any person or entity being referred to as a "Person") in whose name the certificates representing the shares of Republic Common Stock into which such Certificates were converted and registered, all dividends and other distributions payable in respect of such Republic Common Stock on a date after, and in respect of a record date after, the Effective Time.

               (d) Fractional Shares. No fraction of a share of Republic Common Stock shall be issued in the Merger and any such fractional share interest shall not entitle the owner thereof to vote or to any other rights of a stockholder of Republic. In lieu of any such fractional shares, each holder of Company Common Stock upon surrender of a Certificate for exchange pursuant to this Section 2.2 shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on The Nasdaq Stock Market-National Market ("Nasdaq") of Republic Common Stock on the date of the Effective Time (or, if shares of Republic Common Stock are not quoted on the Nasdaq on such date, the first date of trading of such Republic Common Stock on Nasdaq after the Effective Time) by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock then held of record by such holder).

               (e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Republic, upon demand, and any holders of Company Common Stock who have not theretofore complied with this
Article II shall thereafter look only to Republic for the Merger Consideration to which they are entitled pursuant to this Article II.

               (f) No Liability. Neither Republic nor the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Republic Common Stock (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

               (g)     Withholding Rights.  Republic or the
Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Republic or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Republic or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Republic or the Exchange Agent.

               (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Republic Common Stock, any cash in lieu of fractional shares and any unpaid dividends and distributions on shares of Republic Common Stock deliverable in respect thereof, pursuant to this Agreement.

          SECTION 2.3. STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further recordation of transfers of shares of the Company Common Stock thereafter on the stock transfer books of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or Republic in accordance with Section 2.2(b) shall be converted into the Merger Consideration.

          SECTION 2.4. STOCK OPTIONS. At the Effective Time, the Company's obligations with respect to each outstanding Company Stock Option (as defined in Section 3.3) to purchase shares of Company Common Stock, as amended in the manner described in the following sentence, shall be assumed by Republic. The Company Stock Options so assumed by Republic shall continue to have, and be subject to, the same terms and conditions as set forth in the stock option plans and agreements pursuant to which such Company Stock Options were issued and any other agreements evidencing such options, as in effect immediately prior to the Effective Time, except that from and after the Effective Time each such Company Stock Option shall be exercisable for that number of whole shares of Republic Common Stock equal to the product of the number of shares of Company Common Stock covered by such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded up to the nearest whole number of shares of Republic Common Stock, with an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of the requirements of Section 421 of the Code, the option price, the number of shares purchasable pursuant thereto and the terms and conditions of exercise thereof shall be determined in order to comply with Section 424(a) of the Code. Republic shall (i) reserve for issuance the number of shares of Republic Common Stock that will become issuable upon the exercise of such Company Stock Options pursuant to this Section 2.4 and
(ii) promptly after the Effective Time issue to each holder of an outstanding Company Stock Option a document evidencing the assumption by Republic of the Company's obligations with respect thereto under this Section 2.4. Nothing in this Section 2.4 shall affect the schedule of vesting with respect to the Company Stock Options to be assumed by Republic as provided in this
Section 2.4, except to the extent vesting is accelerated at the Effective Time as a result of the Merger pursuant to the existing terms and conditions of certain of the Company Stock Options as is indicated on Schedule 3.3.

          SECTION 2.5. STOCK GRANTS. At the Effective Time, the Company's obligations with respect to each outstanding Stock Grant (as defined in Section 3.3) to deliver shares of Company Common Stock, as amended in the manner described in the following sentence, shall be assumed by Republic. The Stock Grants so assumed by Republic shall continue to have, and be subject to, the same terms and conditions as set forth in the stock grant plans and agreements pursuant to which such Stock Grants were issued and any other agreements evidencing such Stock Grants (all of which are set forth on Schedule 3.3), as in effect on the date hereof, except that from and after the Effective Time each such Stock Grant shall be exercisable for that number of whole shares of Republic Common Stock equal to the product of the number of shares of Company Common Stock covered by such grant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded up to the nearest whole number of shares of Republic Common Stock. Republic shall (a) reserve for issuance the number of shares of Republic Common Stock that will become issuable upon the exercise of such Stock Grants pursuant to this Section 2.5 and (b) promptly after the Effective Time issue to each holder of an outstanding Stock Grant a document evidencing the assumption by Republic of the Company's obligations with respect thereto under this Section 2.5. Nothing in this Section 2.5 shall affect the schedule of vesting with respect to any of the Stock Grants to be assumed by Republic as provided in this Section 2.5.

                                 ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to Republic that:

SECTION 3.1. ORGANIZATION AND GOOD STANDING. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing (individually or in the aggregate) would not have a Company Material Adverse Effect (as defined in Section 8.3(b)). The Company has delivered to Republic complete and correct copies of its Certificate of Incorporation and By-Laws and the certificates of incorporation and by-laws (or similar organizational documents) of its subsidiaries, in each case as amended to the date hereof.

          SECTION 3.2. SUBSIDIARIES. Schedule 3.2 lists each subsidiary of the Company, together with its jurisdiction of incorporation or organization. Except as set forth on Schedule 3.2, all the outstanding shares of capital stock of each such subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company or by another subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of its subsidiaries set forth on Schedule 3.2, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity.

          SECTION 3.3. CAPITAL STRUCTURE. The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock. At the close of business on May 31, 1996,
(i) 15,172,984 shares of Company Common Stock were issued and outstanding, (ii) 1,000,000 shares of Company Common Stock were held by the Company in its treasury, (iii) 378,700 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding stock options ("Company Stock Options") granted pursuant to the Company Restated Stock Option Plan, and (iv) 24,000 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding and vested stock grants (the "Stock Grants"). Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. A list of the names of the holders of all outstanding Company Stock Options and Stock Grants, with the respective amounts of shares, exercise prices (in the case of Company Stock Options), vesting dates and expiration dates thereof, is set forth on Schedule 3.3, and a copy of the Company Restated Stock Option Plan, and of all plans and agreements related to the Stock Grants, is attached thereto. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Options and Stock Grants will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above and except for the matters listed on Schedule 3.3, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound, obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its subsidiaries, or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date hereof, there are no outstanding contractual obligations which require or will require or obligate the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries.
          SECTION 3.4. AUTHORITY; NONCONTRAVENTION. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of this Agreement by the holders of a majority of the outstanding shares of the Company Common Stock, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action, subject to approval of this Agreement by the holders of a majority of the outstanding shares of the Company Common Stock. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' generally and general equitable principles. Except as set forth on Schedule 3.4, the execution and delivery of this Agreement by the Company does not, and performance of the Company's obligations hereunder will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, any provision of (a) the Certificate of Incorporation or By-laws of the Company or any provision of the comparable charter or organizational documents of any of its subsidiaries, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, or license to which the Company or any of its subsidiaries is a party or by which their respective properties or assets are bound, or (c) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clause (b) and clause (c), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Authority"), is required by or with respect to the Company or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company, except for: (i) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (ii) the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement relating to the approval by the Company's stockholders of this Agreement and the Merger and other transactions contemplated hereby (as amended or supplemented from time to time, the "Proxy Statement") and such reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement;
(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (iv) the consents set forth on Schedule 3.4; and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

          SECTION 3.5.     SEC DOCUMENTS AND FINANCIAL
STATEMENTS. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "SEC Documents"). As of their respective dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document has been revised or superseded by a later-filed SEC Document, filed and publicly available prior to the date of this Agreement, as of the date of this Agreement, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
The financial statements of the Company included in the SEC Documents complied as of their respective dates of filing with the SEC as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position, results of operations and cash flows as at the dates and for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the SEC Documents and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto which individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

          SECTION 3.6. INFORMATION SUPPLIED. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Republic in connection with the issuance of Republic Common Stock in the Merger (the "Registration Statement") will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders held to vote on approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act, and the rules and regulations thereunder. No representation is made by the Company in this
Section 3.6 with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Republic or Mergersub specifically for inclusion or incorporation by reference in the Proxy Statement.

          SECTION 3.7. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement, and except as expressly contemplated by this Agreement, since the date of the most recent audited financial statements included in such SEC Documents, the Company has conducted its business only in the ordinary course, and there has not been: (i) any material adverse change in the business, assets, results of operations, customer and employee relations, or business prospects of the Company and its subsidiaries, taken as a whole; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock; (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iv) any granting by the Company or any of its subsidiaries to any officer of the Company or any of its subsidiaries of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in such SEC Documents; (v) any granting by the Company or any of its subsidiaries to any officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in such SEC Documents; (vi) an entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any officer; (vii) any damage, destruction or loss, whether or not covered by insurance, that has had or is likely to have a Company Material Adverse Effect; (viii) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles; or (ix) except as set forth on
Schedule 3.7, any adoption or amendment in any material respect by the Company or any of its subsidiaries of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its subsidiaries (each, a "Benefit Plan" and, collectively, "Benefit Plans").

          SECTION 3.8.     LITIGATION.  Except as disclosed on
Schedule 3.8 or in the SEC Documents filed and publicly available prior to the date of this Agreement, there is no suit, action or proceeding pending or threatened in writing against the Company or any of its subsidiaries challenging the acquisition by Republic or Mergersub of any shares of the Company Common Stock or any provision of this Agreement or seeking to restrain or prohibit the consummation of the Merger, or that, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company or any of its subsidiaries having, or which could reasonably be expected to have, any such Company Material Adverse Effect.

          SECTION 3.9. COMPLIANCE WITH LAWS; PERMITS. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement, the Company and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, regulations, rules, judgments, decrees and orders of any Governmental Authority applicable to its business or operations, except for instances of possible noncompliance that, individually or in the aggregate, would not have a Company Material Adverse Effect. Each of the Company and its subsidiaries has in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits"), necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the absence of Permits and for defaults under Permits which, individually or in the aggregate, would not have a Company Material Adverse Effect. None of such Permits is or will be impaired or in any way affected by the execution and delivery of this Agreement, or consummation of the transactions contemplated hereby, provided that the consents or filings referred to in
Section 3.4 are obtained or made prior to the Closing.

          SECTION 3.10.     ENVIRONMENTAL MATTERS.

               (a) Except where the failure to comply could not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its subsidiaries is and has at all times been in full compliance with all Environmental Laws (as defined in clause (h) below) governing its business, operations, properties and assets, including, without limitation: (i) all requirements relating to the Discharge (as defined in clause (h) below) and Handling (as defined in clause (h) below) of Hazardous Substances (as defined in clause (h) below) or other Wastes (as defined in clause (h) below); (ii) all requirements relating to notice, record keeping and reporting; (iii) all requirements relating to obtaining and maintaining Licenses (as defined in clause (h) below) for the ownership of its properties and assets and the operation of its business as presently conducted, including Licenses relating to the Handling and Discharge of Hazardous Substances and other Wastes; or (iv) all applicable writs, orders, judgments, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws.

               (b)     There are no (and there is no basis for
any) non-compliance orders, warning letters, notices of violation (collectively "Notices"), claims, suits, actions, judgments, penalties, fines, or administrative or judicial investigations or proceedings (collectively "Proceedings") pending or threatened against or involving the Company or any of its subsidiaries, or any of their respective businesses, operations, properties, or assets, issued by any Governmental Authority or third party with respect to any Environmental Laws or Licenses issued to the Company or any of its subsidiaries thereunder in connection with, related to or arising out of the ownership by the Company or any of its subsidiaries of their properties or assets or the operation of their businesses, which have not been resolved to the satisfaction of the issuing Governmental Authority or third party in a manner that would not impose any obligation, burden or continuing liability on Republic or the Surviving Corporation in the event that the transactions contemplated by this Agreement are consummated, or which could have a Company Material Adverse Effect, including, without limitation: (i) Notices or Proceedings related to the Company or any of its subsidiaries being a potentially responsible party for a federal or state environmental cleanup site or for corrective action under any applicable Environmental Laws; (ii) Notices or Proceedings in connection with any federal or state environmental cleanup site, or in connection with any of the real property or premises where the Company or any of its subsidiaries has transported, transferred or disposed of other Wastes; (iii) Notices or Proceedings relating to the Company or any of its subsidiaries being responsible to undertake any response or remedial actions or clean-up actions of any kind; or (iv) Notices or Proceedings related to the Company or any of its subsidiaries being liable under any Environmental Laws for personal injury, property damage, natural resource damage, or clean up obligations.

               (c) Except as set forth on Schedule 3.10, neither the Company nor any of its subsidiaries has Handled or Discharged, nor have any of them allowed or arranged for any third party to Handle or Discharge, Hazardous Substances or other Waste to, at or upon: (i) any location other than a site lawfully permitted to receive such Hazardous Substances or other Waste;
(ii) any of the Owned Properties (as defined in Section 3.16(a)) or Leased Premises (as defined in Section 3.16(b)); or (iii) any site which, pursuant to CERCLA (as defined in clause (h) below) or any similar state law (x) has been placed on the National Priorities List or its state equivalent; or (y) the Environmental Protection Agency or the relevant state agency or other Governmental Authority has notified the Company or any of its subsidiaries that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state equivalent. There has not occurred, nor is there presently occurring, a Discharge, or threatened Discharge, of any Hazardous Substance on, into or beneath the surface of, or adjacent to, any of the Owned Properties or Leased Premises in an amount or otherwise requiring a notice or report to be made to a Governmental Authority or in violation of any applicable Environmental Laws.

               (d)     Schedule 3.10 identifies the operations
and activities, and locations thereof, which have been conducted and are being conducted by the Company on any of the Owned
Properties or Leased Premises which have involved the Handling or Discharge of Hazardous Substances.

               (e) Schedule 3.10 identifies the locations to which the Company has transferred, transported, hauled, moved, or disposed of Waste over the past five (5) years and the types and volumes of Waste transferred, transported, hauled, moved, or disposed of to each such location.
               (f) Except as set forth on Schedule 3.10, neither the Company nor any of its subsidiaries uses, nor has any of them used, any Aboveground Storage Tanks (as defined in clause
(h) below) or Underground Storage Tanks (as defined in clause (h) below), and there are not now nor have there ever been any Underground Storage Tanks beneath any of the Owned Properties or Leased Premises that are required to be registered under applicable Environmental Laws.

               (g)     Schedule 3.10 identifies (i) all
environmental audits, assessments or occupational health studies undertaken since January 1, 1994 by the Company or its agents or, to the knowledge of the Company, undertaken by any Governmental Authority, or any third party, relating to or affecting the Company or any of the Owned Properties or Leased Premises; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by the Company or its agents or, to the knowledge of the Company, undertaken by any Governmental Authority or any third party, relating to or affecting the Company or any of the Owned Properties or Leased Premises which indicate the presence of Hazardous Substances at levels requiring a notice or report to be made to a Governmental Authority or in violation of any applicable Environmental Laws; (iii) all material written communications between the Company and any Governmental Authority arising under or related to Environmental Laws; and (iv) all outstanding citations issued under OSHA, or similar state or local statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, relating to or affecting either the Company or any of the Owned Properties or Leased Premises.

               (h)     For purposes of this Section 3.10, the
following terms shall have the meanings ascribed to them below:

               "Aboveground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing
Aboveground Storage Tanks.

               "Discharge" means any manner of spilling, leaking, dumping, discharging, releasing or emitting, as any of such terms may further be defined in any Environmental Law, into any medium including, without limitation, ground water, surface water, soil or air.

               "Environmental Laws" means all federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, or similar laws of foreign jurisdictions where the Company or any of its subsidiaries conducts business, whether currently in existence or hereafter enacted or promulgated, any of which govern (or purport to govern) or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are or may be defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including, without limitation: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. 9601, et seq. (collectively "CERCLA"); the Solid Waste Disposal Act, as amended by the Resource Conversation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. 6901 et seq. (collectively "RCRA"); the Hazardous Materials Transportation Act, as amended, 49 U.S.C. 1801, et seq.; the Clean Water Act, as amended, 33 U.S.C. 1311, et seq.; the Clean Air Act, as amended (42 U.S.C. 7401-7642); the Toxic Substances Control Act, as amended, 15 U.S.C. 2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. 136-136y ("FIFRA"); the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. 11001, et seq. (Title III of SARA) ("EPCRA"); and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. 651, et seq. ("OSHA").

               "Handle" means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms may further be defined in any Environmental Law, of any Hazardous Substances or Waste.

               "Hazardous Substances" shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including without limitation, chemicals, compounds, by-products, pesticides, asbestos containing materials, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental Laws or which are or become regulated, listed or controlled by, under or pursuant to any Environmental Laws, including, without limitation, RCRA, CERCLA, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Clean Air Act, the Clean Water Act, FIFRA, EPCRA and OSHA, or any similar state statute, or any future amendments to, or regulations implementing such statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, or which has been or shall be determined or interpreted at any time by any Governmental Authority to be a hazardous or toxic substance regulated under any other statute, law, regulation, order, code, rule, order, or decree.

               "Licenses" means all licenses, certificates, permits, approvals and registrations.

               "Underground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing
Underground Storage Tanks.

               "Waste" shall be construed broadly to include agricultural wastes, biomedical wastes, biological wastes, bulky wastes, construction and demolition debris, garbage, household wastes, industrial solid wastes, liquid wastes, recyclable materials, sludge, solid wastes, special wastes, used oils, white goods, and yard trash as those terms are defined under any applicable Environmental Laws.

          SECTION 3.11.     BENEFIT PLAN COMPLIANCE.

               (a) Schedule 3.11 contains a list and brief description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), "employee welfare benefit plans" (as defined in
Section 3(1) of ERISA) and all other Benefit Plans maintained, or contributed to, or required to be contributed to, by the Company or any of its subsidiaries or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (the Company and each such other Person, a "Commonly Controlled Entity") for the benefit of any current or former employees, officers or directors of the Company or any of its subsidiaries. The Company has delivered or made available to Republic true, complete and correct copies of
(i) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, and (iv) each trust agreement and group annuity contract relating to any Benefit Plan. Each Benefit Plan has been administered in all material respects in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code, all other applicable laws and all applicable collective bargaining agreements except where the failure to comply would not be reasonably expected to result in a Company Material Adverse Effect.

               (b) All Pension Plans have been the subject of determination letters from the Internal Revenue Service, or have filed a timely application therefor, to the effect that such Pension Plans are qualified and exempt from federal income taxes under Section 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

               (c)     Neither the Company nor any Commonly
Controlled Entity has adopted any "defined benefit pension plan" as defined in Section 3(35) of ERISA subject to Title IV of ERISA in the five years preceding the date hereof.

               (d) No Commonly Controlled Entity has been required at any time within the five calendar years preceding the date hereof or is required currently to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from any multiemployer plan where such withdrawal has resulted or would result in any "withdrawal liability" (within the meaning of Section 4201 of ERISA) that has not been fully paid.

               (e) With respect to any Benefit Plan that is an employee welfare benefit plan, (i) no such Benefit Plan is funded through a "welfare benefits fund", as such term is defined in Section 419(e) of the Code, and (ii) each such Benefit Plan that is a "group health plan", as such term is defined in Section 5000(b)(1) of the Code, complies substantially with the applicable requirements of Section 4980B(f) of the Code.

               (f) Except with respect to the certain of the Company Stock Options as indicated on Schedule 3.3 and severance benefits as indicated on Schedule 3.4, no employee of the Company or any of its subsidiaries will be entitled to any additional compensation or benefits or any acceleration of the time of payment or vesting of any compensation or benefits under any Benefit Plan as a result of the transactions contemplated by this Agreement.

               (g)     Except as set forth on Schedule 3.4,
neither the Company or any of its subsidiaries nor any Person acting on behalf of the Company or any of its subsidiaries has, in contemplation of any corporate transaction involving Republic, issued any written communication to, or otherwise made or entered into any legally binding commitment with, any employees of the Company or of any of its subsidiaries to the effect that, following the date hereof, (i) any benefits or compensation provided to such employees under existing Benefit Plans or under any other plan or arrangement will be enhanced, (ii) any new plans or arrangements providing benefits or compensation will be adopted, (iii) any Benefit Plans will be continued for any period of time, or (iv) any plans or arrangements provided by Republic or Mergersub will be made available to such employees.

          SECTION 3.12. TAXES. As used in this Section 3.12, "Taxes" shall include all federal, state, local and foreign income, property, sales, payroll, employee withholding, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including any interest, penalties or additions with respect thereto. The Company and each of its subsidiaries, and each affiliated, consolidated, combined or unitary group of which the Company or any of its subsidiaries is a member (an "Affiliated Group"), has filed timely all material tax returns and reports required to be filed by the Company and its subsidiaries (or requests for extensions have been filed timely), each such tax return is true and correct in all material respects and has been prepared in material compliance with all applicable laws and regulations, and the Company and each of its subsidiaries has paid (or the Company has paid on their behalf) all Taxes required to be paid by it and them in accordance with such tax returns. The most recent financial statements contained in the SEC Documents filed and publicly available prior to the date of this Agreement reflect an adequate reserve for all material Taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Except as set forth on Schedule 3.12, as of the date hereof, no material deficiency or proposed adjustment which has not been settled or otherwise resolved for any Taxes has been asserted or assessed by any taxing authority against the Company or any of its subsidiaries or any Affiliated Group. Except as set forth on Schedule 3.12, the Company and each of its subsidiaries has not consented to extend the time in which any Taxes may be assessed or collected by any taxing authority. None of the assets or properties of the Company or any of its subsidiaries is subject to any material tax lien except for taxes not yet due and payable. Except as set forth on Schedule 3.12, neither the Company nor any of its subsidiaries is a party to or bound by any material tax allocation or tax sharing agreement and has no current or potential material contractual obligation to indemnify any other Person with respect to Taxes. Since January 1, 1994, no material claim has been made by a taxing authority in a jurisdiction where the Company or any of its subsidiaries do not file tax returns that the Company or any such subsidiary is or may be subject to Taxes assessed by such jurisdiction. As of the date hereof, the federal income tax returns of the Company and each of its subsidiaries consolidated in such returns have been examined or audited by the Internal Revenue Service for all years through December 31, 1992, and the Company has not received
notice of any proposed tax audit.   True, correct and complete
copies of all federal and state income tax returns filed by or with respect to the Company and each of its subsidiaries for the past three years have been made available to Republic.

          SECTION 3.13. NO EXCESS PARACHUTE PAYMENTS. Except as set forth on Schedule 3.13, neither the Company nor any of its affiliates has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will not be deductible under Section 280G of the Code (or any corresponding provision of state, local or foreign law).

          SECTION 3.14.     CONTRACTS.

               (a)     Neither the Company nor any of its
subsidiaries is a party to or bound by, and neither they nor their properties are subject to, any contracts, agreements or arrangements required to be disclosed in a Form 10-K or 10-Q under the Exchange Act which is not filed as an exhibit to one or more of the SEC Documents filed and publicly available prior to the date of this Agreement.

               (b) Schedule 3.14 sets forth as of the date hereof (x) a list of all written and oral contracts, agreements or arrangements to which the Company or any of its subsidiaries is a party or by which the Company or such subsidiary or any of their respective assets is bound which would be required to be filed as exhibits to the Company's Annual Report on Form 10-K for the year ending December 31, 1996 and (y) the following written and oral arrangements (all such written or oral agreements, arrangements or commitments as are required to be set forth on
Schedule 3.14 or filed as exhibits to any SEC Document, collectively the "Designated Contracts"), which schedule further identifies each of the Designated Contracts which contain change of control provisions:

                      (i)     each partnership, joint venture or
similar agreement of the Company or any of its subsidiaries with another Person;

                      (ii)    each contract or agreement under
which the Company or any of its subsidiaries have created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness of more than $1,000,000 in principal amount or under which the Company or any of its subsidiaries have imposed (or may impose) a security interest or lien on any of their respective assets, whether tangible or intangible securing indebtedness in excess of $1,000,000;

                      (iii)   each contract or agreement to which
the Company or any of its subsidiaries is a party which involves an obligation or commitment to pay or be paid an amount in excess of $1,000,000 per year;

                      (iv)    each contract or agreement which
involves or contributes to the Company or any of its subsidiaries aggregate annual remuneration which exceeds 5% of the Company's and its subsidiaries' consolidated annual net revenues for the twelve months ended December 31, 1994 or December 31, 1995;

                      (v)     each contract or agreement relating
to employment or consulting which provides for annual compensation in excess of $100,000 and each severance, termination, confidentiality, non-competition or indemnification agreement or arrangement with any of the directors, officers, consultants or employees of the Company or any of its subsidiaries;

                      (vi)    each contract or agreement to which
the Company or any of its subsidiaries or affiliates is a party limiting, in any material respect, the right of the Company or any of its subsidiaries prior to the Effective Time, or the Surviving Corporation or any of its subsidiaries or affiliates at or after the Effective Time (i) to engage in, or to compete with any Person in, any business, including each contract or agreement containing exclusivity provisions restricting the geographical area in which, or the method by which, any business may be conducted by the Company or any of its subsidiaries or affiliates prior to the Effective Time, or the Surviving Corporation or any of its subsidiaries or affiliates after the Effective Time or
(ii) to solicit any customer or client;

                      (vii)   all contracts or agreements between
the Company or any of its subsidiaries, and any Person controlling, controlled by or under common control with the Company;

                      (viii)  each contract, agreement and
franchise with any municipality, county or city for waste collection, disposal, recycling or other services which is for a term of one year or longer;

                      (ix)    all other contracts or agreements
which are material to the Company and its subsidiaries taken as a whole, or the conduct of their respective business, other than those made in the ordinary course of business or those which are terminable by the Company or any of its subsidiaries upon no greater than 60 days prior notice and without penalty or other adverse consequence.

               (c) All the Designated Contracts are valid, subsisting, in full force and effect, binding upon the Company or one of its subsidiaries in accordance with their terms, and to the knowledge of the Company binding upon the other parties thereto in accordance with their terms. The Company and its subsidiaries have paid in full or accrued all amounts now due from them under the Designated Contracts and have satisfied in full or provided for all of their liabilities and obligations under the Designated Contracts which are presently required to be satisfied or provided for, and are not (with or without notice or lapse of time or both) in default in any material respect under any of the Designated Contracts nor to the knowledge of the Company is any other party to any such Designated Contract (with or without notice or lapse of time or both) in default in any material respect thereunder, except for any defaults that could not be reasonably expected to have a Company Material Adverse Effect.

          SECTION 3.15. VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock approving this Agreement is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the Merger.

          SECTION 3.16.     REAL ESTATE.

               (a) The Company and each of its subsidiaries does not own any real property or any interest therein except as set forth on Schedule 3.16(a) (the "Owned Properties"), which Schedule sets forth the location and size of, and principal improvements and buildings on, the Owned Properties, together with a list of all title insurance policies relating to such properties, all of which policies have previously been delivered or made available to Republic by the Company. With respect to each such parcel of Owned Property, except as set forth on
Schedule 3.16(a): (i) the Company has good and marketable title to the parcel of Owned Property, free and clear of any Lien other than (w) Liens for real estate taxes not yet due and payable, (x) recorded easements, covenants, encumbrances and other restrictions which do not materially impair the current use, occupancy or value of the property subject thereto, (y) the matters described in the title insurance policies listed on
Schedule 3.16(a), including the mortgages in favor of The First National Bank of Boston noted therein, and (z) any matters disclosed on the surveys of certain of the parcels of the Owned Properties included in Schedule 3.16(a) and any matters that would be disclosed by an accurate and current survey of each of the other parcels of the Owned Properties which would not materially impair the current use, occupancy or value of the property so surveyed; (ii) there are no pending or threatened condemnation proceedings, suits or administrative actions relating to the Owned Properties materially affecting adversely the current use, occupancy or value thereof; (iii) the legal descriptions for the parcels of Owned Property contained in the deeds thereof describe such parcels fully and adequately, and the Owned Properties are not located within any flood plain (such that a mortgagee would require a mortgagor to obtain flood insurance) for which any permits or licenses necessary to the use thereof have not been obtained; (iv) there are no outstanding options or rights of first refusal to purchase the parcels of Owned Property, or any portion thereof or interest therein; and
(v) there are no parties (other than the Company and its subsidiaries) in possession of the parcels of Owned Property except pursuant to written leases entered into by the Company or a subsidiary thereof with respect thereto in the capacity as landlord.

               (b) Schedule 3.16(b) sets forth a list of all material leases, licenses or similar agreements to which the Company or its subsidiaries is a party, which are for the use or occupancy of real estate owned by a third party and which are material to the operations or the business of the Company and its subsidiaries taken as a whole ("Leases")(copies of which have previously been furnished to Republic), in each case, setting forth (A) the lessor and lessee thereof and the date and term of each of the Leases, (B) the street address of each property covered thereby, and (C) a brief description (including size and function) of the principal improvements and buildings thereon (the "Leased Premises"). The Leases are in full force and effect and have not been amended, and neither the Company or its subsidiaries nor, to the knowledge of the Company, any other party thereto is in material default or material breach under any such Lease. No event has occurred which, with the passage of time or the giving of notice or both, would cause a breach of or default under any of such Leases, except for breaches or defaults which in the aggregate could not reasonably be expected to have a Company Material Adverse Effect.
          SECTION 3.17. GOOD TITLE TO, CONDITION AND ADEQUACY OF ASSETS. Except as set forth on Schedule 3.17, the Company and its subsidiaries have good title to all of their respective Assets (as hereinafter defined), free and clear of any Liens or restrictions on use. The Assets constitute, in the aggregate, all of the assets and properties necessary for the conduct of the business of the Company and its subsidiaries in the manner in which and to the extent to which such business is currently being conducted. All vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures constituting part of the Assets and which are used by or located on the premises of the Company or its subsidiaries, and which are currently in use or necessary for the business and operations of the Company or its subsidiaries, are in operating condition, normal wear and tear excepted. For purposes of this Agreement, the term "Assets" means all of the properties and assets owned by the Company and its subsidiaries, whether personal or mixed, tangible or intangible, wherever located.

          SECTION 3.18.     LABOR AND EMPLOYMENT MATTERS.
Schedule 3.18 sets forth the name, address, and social security number of each of the officers and key employees of the Company and its subsidiaries. The current rate of compensation of each of the officers and key employees of the Company and its subsidiaries has been previously provided to Republic. Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreement or any other agreement with a labor union, and there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of the Company or any of its subsidiaries into one or more collective bargaining units. There is no pending or threatened labor dispute, strike or work stoppage which affects or which may affect the business of the Company or any of its subsidiaries. As of the date hereof, the Company is not aware that any officer, key employee or group of employees has any plans to terminate his or their employment with the Company or any of its subsidiaries as a result of the Merger or otherwise.

          SECTION 3.19. INSURANCE. Section 3.19 sets forth a list of all insurance policies maintained as of the date hereof by the Company and its subsidiaries. There are valid and enforceable policies of insurance covering the respective properties, assets and businesses of the Company and its subsidiaries against risks of the nature normally insured against by entities in the same or similar lines of business and in coverage amounts typically and reasonably carried by such entities. Such policies are in full force and effect, and all premiums due thereon have been paid. None of such policies will lapse or terminate as a result of the transactions contemplated by this Agreement. The Company has not failed to give, in a timely manner, any notice required under any of such policies to preserve its material rights thereunder.

          SECTION 3.20. RELATED PARTY TRANSACTIONS. Except as set forth in the SEC Documents, since January 1, 1996, none of the officers or directors of the Company or any of its subsidiaries, and no Person owning of record or beneficially more than 5% of the Company Common Stock, or any members of their immediate families, has been a party to any transaction, or series of similar transactions, with the Company or any of its subsidiaries, in which the amount involved exceeds $60,000 per annum, and in which any such Persons had or will have a direct or indirect material interest.
          SECTION 3.21. NAMES; PRIOR ACQUISITIONS. All names under which the Company and its subsidiaries do business as of the date hereof are specified on Schedule 3.21. Except as set forth on Schedule 3.21, neither the Company nor any of its subsidiaries has changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief executive office, within the past three years.

          SECTION 3.22. STATE TAKEOVER STATUTES. The Board of Directors of the Company has approved the Merger and this Agreement, and such approval is sufficient to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the provisions of Section 203 of the Delaware Law, to the extent, if any, such provisions of
Section 203 are applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

          SECTION 3.23. BROKERS. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, except that the Company has retained Oppenheimer & Co., Inc. as a financial advisor to render a fairness opinion with respect to the Merger. A true and correct copy of the Company's retainer agreement with Oppenheimer & Co., Inc. has been delivered to Republic.

          SECTION 3.24. ACCOUNTING MATTERS. Neither the Company nor any of its affiliates has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by Republic or any of its affiliates) would prevent Republic from accounting for the business combination to be effected by the Merger as a pooling of interests.

          SECTION 3.25. TAX MATTERS. Neither the Company nor any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Republic or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(2)(E) of the Code.

                                   ARTICLE IV

                      REPRESENTATIONS AND WARRANTIES OF REPUBLIC

          Republic hereby represents and warrants to the Company that:

          SECTION 4.1. ORGANIZATION AND GOOD STANDING. Each of Republic and Mergersub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Republic and Mergersub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing (individually or in the aggregate) would not have a Republic Material Adverse Effect (as defined in Section 8.2(b)). Republic has delivered to the Company complete and correct copies of the Certificate of Incorporation and By-Laws of Republic and of Mergersub, in each case as amended to the date hereof. Mergersub is controlled by Republic within the meaning of Section 368(a)(2)(E) of the Code.

          SECTION 4.2. CAPITAL STRUCTURE. The authorized capital stock of Republic consists 500,000,000 shares of Republic Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share ("Republic Preferred Stock"). At the close of business on June 19, 1996, (i) 184,023,886 shares of Republic Common Stock were issued and outstanding, (ii) no shares of Republic Common Stock were held by Republic in its treasury,
(iii) 15,735,194 shares of Republic Common Stock were reserved for issuance upon the exercise of outstanding stock options granted pursuant to Republic's various stock option plans,
(iv) 34,853,900 shares of Common Stock were reserved for issuance upon the exercise of outstanding and vested warrants, and (v) no shares of Republic Preferred Stock were issued or outstanding. All outstanding shares of capital stock of Republic are, and all shares which may be issued pursuant to outstanding options and warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Republic having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of Republic may vote. Except as set forth above and except in connection with other acquisitions of businesses and business combinations by Republic and its subsidiaries, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Republic or any of its subsidiaries is a party or by which any of them is bound, obligating Republic or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Republic or of any of its subsidiaries, or obligating Republic or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations which require or will require or obligate Republic or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Republic or any of its subsidiaries.

          SECTION 4.3. AUTHORITY; NONCONTRAVENTION. Republic and Mergersub have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Republic and Mergersub has been duly authorized by all necessary corporate action on the part of Republic and Mergersub, respectively. This Agreement has been duly executed and delivered by Republic and Mergersub and constitutes a valid and binding obligation of Republic and Mergersub, enforceable against Republic and Mergersub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and general equitable principles. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Republic or any of its subsidiaries under, any provision of (a) the Certificate of Incorporation or By-laws of Republic or any provision of the comparable charter or organizational documents of any of its subsidiaries, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, or license applicable to Republic or any of its subsidiaries or their respective properties or assets, or (c) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree to which Republic or any of its subsidiaries is a party or by which their respective properties or assets are bound, other than, in the case of clause (b) and clause (c), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a Republic Material Adverse Effect, (y) impair in any material respect the ability of Republic or Mergersub to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by or with respect to Republic or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement by Republic or Mergersub, except for: (i) the filing of a premerger notification and report form by Republic under the HSR Act; (ii) the filing with the SEC of the Registration Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Republic Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

          SECTION 4.4.     SEC DOCUMENTS AND FINANCIAL
STATEMENTS. Republic has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "Republic SEC Documents"). As of their respective dates, the Republic SEC Documents complied as to form in all material respects with the requirements of Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Republic SEC Documents, and none of the Republic SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Republic SEC Document has been revised or superseded by a later-filed Republic SEC Document, filed and publicly available prior to the date of this Agreement, as of the date of this Agreement, none of the Republic SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
The financial statements of Republic included in the Republic SEC Documents complied as of their respective dates of filing with the SEC as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K) applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position, results of operations and cash flows as at the dates and for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Republic SEC Documents and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, neither Republic nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of Republic and its consolidated subsidiaries or in the notes thereto which individually or in the aggregate, could reasonably be expected to have a Republic Material Adverse Effect.

          SECTION 4.5. INFORMATION SUPPLIED. None of the information supplied or to be supplied by Republic specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders held to vote on approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act, and the rules and regulations thereunder. No representation is made by Republic in this Section 4.5 with respect to statements made or incorporated by reference in the Registration Statement based on information supplied by the Company specifically for inclusion or incorporation by reference in the Registration Statement.

          SECTION 4.6. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Republic SEC Documents filed and publicly available prior to the date of this Agreement, and except as expressly contemplated by this Agreement, since the date of the most recent audited financial statements included in such Republic SEC Documents, Republic has conducted its business only in the ordinary course, and there has not been: (i) any material adverse change in the business, results of operations, or business prospects of Republic and its subsidiaries taken as a whole; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Republic's capital stock; (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any insurance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iv) any damage, destruction or loss, whether or not covered by insurance, that has had or is likely to have a Republic Material Adverse Effect; or (v) any change in accounting methods, principles or practices by Republic materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

          SECTION 4.7. LITIGATION. Except as disclosed in the Republic SEC Documents filed and publicly available prior to the date of this Agreement, there is no suit, action or proceeding pending or threatened against Republic or any of its subsidiaries challenging the acquisition by Republic or Mergersub of any shares of Company Common Stock or any provision of this Agreement or seeking to restrain or prohibit the consummation of the Merger, or that, individually or in the aggregate, could reasonably be expected to have a Republic Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against Republic or any of its subsidiaries having, or which could reasonably by expected to have, a Republic Material Adverse Effect.

          SECTION 4.8.     COMPLIANCE WITH LAWS.   Except as
disclosed in the Republic SEC Documents filed and publicly available prior to the date of this Agreement, Republic and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, regulations, rules, judgments, decrees and orders of any Governmental Authority applicable to its business or operations, except for instances of possible noncompliance that, individually or in the aggregate, would not have a Republic Material Adverse Effect. Each of Republic and its subsidiaries has in effect all Permits, necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which, individually or in the aggregate, would not have a Republic Material Adverse Effect. None of such Permits is or will be impaired or in any way affected by the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby.

          SECTION 4.9. CONTRACTS. Neither Republic nor any of its subsidiaries is a party to or bound by, and neither they nor their properties are subject to, any contracts, agreements or arrangements required to be disclosed in its most recently filed Form 10-K, 10-Q or 8-K under the Exchange Act which has not been filed as an exhibit to one or more of the Republic SEC Documents filed and publicly available prior to the date of this Agreement ("Republic Designated Contracts"). Republic and its subsidiaries have satisfied in full or provided for all of their liabilities and obligations under the Republic Designated Contracts which are presently required to be satisfied or provided for, and are not (with or without notice or lapse of time or both) in default in any material respect under any of the Republic Designated Contracts nor to the knowledge of Republic is any other party to any such Republic Designated Contract (with or without notice or lapse of time or both) in default in any material respect thereunder, except for any defaults that could not reasonably be expected to have a Republic Material Adverse Effect.

          SECTION 4.10. BROKERS. No broker, investment banker, financial advisory or other Person, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Republic.
          SECTION 4.11. ACCOUNTING MATTERS. Neither Republic nor any of its affiliates has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent Republic from accounting for the business combination to be effected by the Merger as a pooling of interests.

          SECTION 4.12. TAX MATTERS. Neither Republic nor any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(2)(E) of the Code.

          SECTION 4.13.     OWNERSHIP OF COMPANY COMMON STOCK.
As of the date hereof, except for the voting proxies granted to Republic as described in Section 5.8, neither Republic nor any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or
(ii) is party to any agreement, arrangement or understanding providing for the acquisition, holding, voting or disposition of, in each case, shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for capital stock of the Company, which in the aggregate represent 10% or more of the outstanding shares of the Company Common Stock after giving effect to the conversion, exercise or exchange of all such securities beneficially owned by Republic and its affiliates and associates which are convertible into or exercisable or exchangeable for capital stock of the Company.

          SECTION 4.14. INTERIM OPERATIONS OF MERGERSUB. Mergersub was formed solely for the purpose of engaging in a business combination transaction with the Company and has engaged in no other business activities and has conducted its operations only as contemplated hereby.

                                  ARTICLE V

                           COVENANTS OF THE COMPANY

          SECTION 5.1. CONDUCT OF BUSINESS OF THE COMPANY. Except as may be agreed to in writing by Republic, from the date hereof to the Effective Time, the Company shall, and shall cause its subsidiaries to, (i) use its and their best efforts to conduct its and their operations according to its and their ordinary and usual course of business, consistent with past practice, (ii) use its and their best efforts to preserve intact its and their business organization, (iii) keep or cause to be kept in full force and effect all of its and their material rights, contracts and agreements, (iv) maintain all of its and their property in good operating condition and repair, (v) use its and their best efforts to maintain satisfactory relationships with licensors, licensees, supplies, contractors, distributors, customers and others having business relationships with any of them, consistent with the Company's past practices, and (vi) maintain continuously insurance coverage substantially equivalent to the insurance coverage in existence on the date of this Agreement. Subject to the exercise of the applicable fiduciary duties of the Board of Directors of the Company as set forth in
Section 5.2(a), the Company and its subsidiaries shall not take any action that would, or that could reasonably be expected to, result in any of the conditions to the obligations of the Company or Republic to consummate the Merger set forth in Article VIII not being satisfied. Without limiting the generality of the foregoing and except as provided above, the Company shall not, and shall not permit any of its subsidiaries to:

               (a)     authorize for issuance, issue, sell,
deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of additional employee or other options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any options or rights to acquire, or any securities convertible into, shares of stock of any class; provided that the Company shall be entitled to issue shares of the Company Common Stock upon exercise of Company Stock Options and Stock Grants against payment therefor in accordance with their terms;

               (b) split, combine or reclassify any shares of its or any of its subsidiaries' capital stock; declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) to its stockholders whether or not in respect of its capital stock; or redeem, purchase or otherwise acquire any shares of, or rights to acquire shares of, its or any of its subsidiaries' capital stock;

               (c)     amend its charter or by-laws;

               (d)     voluntarily sell, transfer, surrender,
abandon or dispose of any of its material assets or property rights (tangible or intangible), other than in the ordinary course of business consistent with past practices;

               (e) acquire (including, without limitation, for cash or shares of stock, by merger, consolidation, or acquisitions of stock or assets) any interest in any corporation, partnership or other business organization or division thereof, or make any investment in any such entity either by purchase of securities, contributions of capital or transfer of property, or make any loans or advances to any Person;

               (f)     grant or make any mortgage or pledge or
subject itself or any of its material properties or assets to any lien, charge or encumbrance of any kind, except liens for taxes not currently due;

               (g) create, incur or assume any indebtedness for borrowed money (contingent or otherwise), in an amount exceeding $1,000,000 individually or $2,500,000 in the aggregate, except borrowings under the Company's credit facilities with Bank of Boston to the extent such borrowings are in the ordinary course of business consistent with past practices;

               (h)     make or commit to make any capital
expenditures in excess of $1,000,000 individually or $2,500,000 in the aggregate, other than as set forth on the capital expenditure budget provided by the Company to Republic, a copy of which is attached as Schedule 5.1;

               (i) grant any increase in the compensation payable or to become payable to directors, officers or employees (including, without limitation, any such increase pursuant to any Benefit Plan or otherwise), other than merit increases to employees of the Company or its subsidiaries who are not directors or officers of the Company, in the ordinary course of business and consistent with past practices;

               (j)     alter the manner of keeping its books,
accounts or records, or change in any manner the accounting practices therein reflected;

               (k)     enter into any material commitment,
transaction or agreement, other than in the ordinary course of business consistent with past practices and other than commitments, transactions or agreements that are terminable by the Company without cost or penalty on no more than 60 days prior notice;

               (l) apply any of its assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly to or for the benefit of any affiliate of the Company or any of its subsidiaries except in the ordinary course of business consistent with past practices;

               (m) modify any provision of any Benefit Plan, any stock option plans of the Company or the terms of any stock options granted thereunder;

               (n)     modify any of the Designated Contracts
other than in the ordinary course of business consistent with past practices;

               (o)     enter into any agreement or transaction
with any Person controlling, controlled by or under common control with the Company; or

               (p) agree, whether in writing or otherwise, to do any of the foregoing.

          SECTION 5.2.     NO SOLICITATION; COMPETING
TRANSACTIONS.

               (a)     From the date hereof until the earlier of
(A) the Effective Time, or (B) the date this Agreement shall terminate in accordance with its terms (the "Non-Solicitation Period"), the Company shall not, directly or indirectly, solicit or initiate discussion with, enter into negotiations or agreements with, or furnish any information about the Company that is not publicly available to, or otherwise assist, facilitate or encourage, any Person or group (other than Republic, an affiliate of Republic or their authorized representatives) concerning any proposal for a merger, sale of substantial assets, sale of shares of capital stock or other securities, recapitalization or other business combination transactions involving the Company or any of the subsidiaries of the Company (a "Competing Transaction"). The Company will instruct the respective officers, directors, employees, advisors, affiliates, counsel and agents of the Company and its subsidiaries (collectively, the "Representatives") not to take any action contrary to the provisions of the previous sentence; provided, however, that the Company and the Representatives shall not be prohibited from furnishing confidential information to, entering into discussions with or entering into any negotiations (or entering into an agreement resulting from such negotiations) which were not so solicited or initiated to the extent such action is taken by, or upon the authority of, the Board of Directors of the Company due to the applicable fiduciary duties of such Board of Directors to the stockholders of the Company, as determined by such directors in the exercise of good faith judgment based upon the written advice of independent, outside legal counsel that a failure of the Board of Directors of the Company to take such action would be likely to constitute a breach of its fiduciary duties to the stockholders of the Company; and provided, further, that for a period of thirty (30) days following the date hereof, if the Company receives an offer or proposal involving a Competing Transaction it may furnish all information pertaining to the Company and its subsidiaries as the Board of Directors of the Company believes in good faith to be appropriate, if the Board of Directors of the Company (after consultation with its independent, outside legal counsel) determines in good faith that such action is required due to the applicable fiduciary duties of the directors. The Company will notify Republic immediately in writing if the Company becomes aware that any inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated with, the Company or its subsidiaries with respect to a Competing Transaction. Each time, if any, that the Board of Directors of the Company determines, upon written advice of such legal counsel and in the exercise of its good faith judgment as to its fiduciary duties to the Company's stockholders, that it must enter into negotiations with, or furnish any information that is not publicly available to, any Person or other entity or group (other than Republic, an affiliate of Republic or their authorized representatives) concerning any Competing Transaction, the Company will give Republic prompt notice of such determination (which shall include a copy of the written advice of such legal counsel), the Company will promptly provide Republic copies of the information provided to such other Person or group, and the Company will fully inform Republic of the status and substance of such negotiations in a prompt manner.

               (b) To induce Republic to enter into this Agreement, the Company agrees that should it or any of the Representatives during the Non-Solicitation Period either
(i) receive an unsolicited proposal for a Competing Transaction (an "Acquisition Proposal"), other than from Republic or an affiliate of Republic or their authorized representatives, and, during the Non-Solicitation Period or, provided that this Agreement has not been terminated by the Company pursuant to
Section 9.1(j), within one (1) year after the date hereof, consummate a transaction of a kind that would constitute a Competing Transaction with (x) the offeror or any affiliate of the offeror who made the Acquisition Proposal (the "Original Offeror") or (y) another party who makes an Acquisition Proposal prior to the termination of negotiations with the Original Offeror, or (ii) solicit or initiate any discussions for a Competing Transaction (regardless of whether it is consummated); then, in either instance, the Company shall pay to Republic, as liquidated damages (and not as a penalty) to compensate Republic for the effort and expense which Republic will be expending in entering into and performing this Agreement and for its lost opportunity, the sum of $1,000,000 (which shall be paid contemporaneously with consummation of the Competing Transaction if the Acquisition Proposal was not solicited, or contemporaneously with the solicitation or initiation of any discussion if the Acquisition Proposal was solicited).

          SECTION 5.3.     APPROVAL BY THE COMPANY'S
STOCKHOLDERS. The Company shall, as soon as practicable following the date hereof, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable after the date of this Agreement, for the purpose of voting upon the Merger and this Agreement (the "Company Special Meeting"). Subject to the exercise of its applicable fiduciary duties under Delaware Law to the stockholders of the Company, the Board of Directors of the Company (i) shall recommend that the Company's stockholders approve this Agreement and the Merger, and include such recommendation in the Proxy Statement, provided that the Board of Directors shall not be obligated to make such recommendation if the Company shall have received an offer for a Competing Transaction that the Board of Directors determines in good faith is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement, and (ii) shall use its reasonable best efforts to solicit from stockholders of the Company votes in favor of the Merger and the transactions contemplated hereby. The parties will use their respective best efforts to cause the Company Special Meeting to be held and to close the transactions contemplated hereby on or before August 12, 1996.

          SECTION 5.4. ACCESS TO INFORMATION. From the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries and its and their representatives, officers, directors, employees, auditors and agents to, afford the representatives, officers, employees and agents of Republic reasonable access at all reasonable times to its representatives, officers, employees, agents, properties, offices, and other facilities and to all books and records, and shall furnish Republic with all financial, operating and other data and information Republic, through its representatives, officers, employees or agents, may reasonably request. Republic shall be entitled to conduct, at its own cost and expense, an environmental assessment of the Owned Properties and, to the extent permitted under the terms of the Leases, of the Leased Premises (hereinafter referred to as the "Environmental Assessment"). The Environmental Assessment may include, but not be limited to, a physical examination of such real property, and any structures, facilities, or equipment located thereon, soil samples, ground and surface water samples, storage tank testing, review of pertinent records, documents, and licenses of the Company. The Company shall fully cooperate with Republic's conduct of the Environmental Assessment. Any such Environmental Assessment shall be conducted with a view to their completion as promptly as practicable, but in any event prior to the date of first mailing of the Proxy Statement to stockholders of the Company. Any Environmental Assessment by Republic will be conducted in a manner that does not cause any meaningful interruption to the business or operations of the Company and its subsidiaries. Republic shall indemnify and hold the Company and its subsidiaries harmless against, and agrees to promptly reimburse them for, any losses, costs, penalties, injuries, or damages to their respective assets or to any third parties resulting from the conduct (but not the results or discoveries) of the Environmental Assessment. Republic shall hold, and will cause its directors, officers, employees, agents, advisors (including attorneys, auditors, and representatives) to hold in confidence, all documents and information concerning the Company and its subsidiaries furnished to Republic in connection with the transactions contemplated in this Agreement, to the extent required by, and in accordance with, the provisions of the letter dated November 9, 1995 between Republic and the Company.

          SECTION 5.5.     AFFILIATE LETTERS.

               (a) Schedule 5.5 sets forth a list of names and addresses of those Persons who may be deemed "affiliates" of the Company within the meaning of Rule 145 under the Securities Act ("Rule 145"), including the Principal Stockholders (as defined in Section 5.7) and all officers and directors of the Company (each an "Affiliate"). The Company shall provide Republic such information and documents as Republic shall reasonably request for purposes of reviewing the accuracy and completeness of such list. There shall be added to such list the names and addresses of any other Person who becomes an Affiliate of the Company at any time after the date hereof up to and including the time of the Company Special Meeting or who Republic reasonably identifies (by written notice to the Company) as being a Person who may be deemed to be an Affiliate of the Company.
The Company shall deliver or cause to be delivered to Republic, concurrent herewith, from each of the Affiliates identified on
Schedule 5.5 (as the same may be supplemented as aforesaid), a letter in the form of Exhibit A hereto (the "Affiliate Letter"), which shall contain (i) a representation that on the date hereof, such Affiliate had no plan or intention to sell, exchange or otherwise dispose of the Republic Common Stock received by it pursuant to the Merger, (ii) a covenant that such Affiliate shall not sell or otherwise dispose of any shares of Republic Common Stock issued to it in the Merger until such time as final results of operations of Republic covering at least thirty (30) days of combined operations of Republic and the Company have been published and (iii) a covenant that such Affiliate will not sell or otherwise dispose of any shares of Republic Common Stock issued to it in the Merger, except pursuant to an effective registration statement under the Securities Act or in accordance with the provisions of paragraph (d) of Rule 145 or another exemption from registration under the Securities Act.

               (b)     Republic shall be entitled to place
appropriate legends on the certificates evidencing the Republic Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stock transfer instructions to the transfer agent for the Republic Common Stock, to the effect that the shares of the Republic Common Stock received or to be received by such Affiliates pursuant to the terms of this Agreement may only be sold, transferred or otherwise conveyed, and the holder thereof may only reduce his interest in or risks relating to such shares of Republic Common Stock, pursuant to an effective registration statement under the Securities Act or in accordance with the provisions of paragraph
(d) of Rule 145 or another exemption from registration under the Securities Act and, in any event, only after financial results covering at least 30 days of combined operations of Republic and the Company after the Effective Time shall have been published. The foregoing restrictions on the transferability of the Republic Common Stock shall apply to all purported sales, transfers and other conveyances of the shares of Republic Common Stock received or to be received by such Affiliates pursuant to this Agreement and to all purported reductions in the interest in or risks relating to such shares of the Republic Common Stock whether or not such Affiliate has exchanged the certificates previously evidencing such Affiliate's shares of the Company Common Stock for certificates evidencing the shares of Republic Common Stock into which such shares of the Company Common Stock were converted. The Proxy Statement and the Registration Statement shall disclose the foregoing in a reasonably prominent manner.

          SECTION 5.6. LETTER OF COMPANY'S ACCOUNTANTS. The Company shall cause to be delivered to Republic a letter of Arthur Andersen LLP, the Company's independent public accountants, dated a date within two business days before (a) the date on which the Registration Statement shall become effective,
(b) the date of the Company Special Meeting, and (c) the Effective Time, and addressed to Republic in form and substance reasonably satisfactory to Republic and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. In connection with the Company's efforts to obtain such letter, if requested by Arthur Andersen LLP, Republic shall provide a representation letter to Arthur Andersen LLP complying with SAS 72 (as amended), if then required.

          SECTION 5.7.     COVENANT NOT TO COMPETE.  On the date
hereof, each of HPB Associates, L.P., Larry Addington, Robert
Addington, Bruce Addington, Harold Blumenstein, and James
Grosfeld (collectively, the "Principal Stockholders") shall execute and deliver to Republic a covenant not to compete and non-disclosure agreement in the form of Exhibit B hereto (the
"Covenant Letter").

          SECTION 5.8.     VOTING AGREEMENT.  On the date hereof,
the Principal Stockholders shall execute and deliver to Republic a voting agreement and voting proxy in the form of Exhibit C hereto (the "Voting Agreement").

                                   ARTICLE VI

                          COVENANTS OF REPUBLIC AND MERGERSUB

          SECTION 6.1. CERTAIN ACTIONS. Republic and its subsidiaries shall not take any action that would, or that could reasonably be expected to, result in any of the conditions to the obligations of Republic to consummate the Merger set forth in
Article VIII not being satisfied.

          SECTION 6.2. ACCESS TO INFORMATION. From the date of this Agreement to the Effective Time, Republic shall furnish the Company with all publicly available information relating to Republic and allow Representatives of the Company to engage in discussions with such senior management of Republic as the parties mutually agree upon.

          SECTION 6.3. LETTER OF REPUBLIC'S ACCOUNTANTS. Republic shall cause to be delivered to the Company a letter of Arthur Andersen LLP, Republic's independent public accountants, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. In connection with Republic's efforts to obtain such letter, if requested by Arthur Andersen LLP, the Company shall provide a representation letter to Arthur Andersen LLP complying with SAS 72 (as amended), if then required.

          SECTION 6.4.     COMPLIANCE WITH NASDAQ AND SEC
REQUIREMENTS. From the date hereof to the Effective Time, Republic shall comply in all material respects with all applicable requirements of Nasdaq and the SEC with respect to the filing of information and reports.

          SECTION 6.5. BENEFIT PLANS. As soon as practicable after the Effective Time but in no event later than January 1, 1997, Republic shall provide benefits to employees of the Company and its subsidiaries which are substantially similar to the benefits provided to similarly situated employees of Republic and its subsidiaries (the date(s) on which employees of the Company and its subsidiaries are provided such benefits is hereinafter referred to as the "Benefit Plan Transition Dates"). Subject to requirements of applicable law, after the Effective Time, Republic shall cause the Surviving Corporation to maintain the Benefit Plans in substantially the same form as in effect on the date of this Agreement until the applicable Benefit Plan Transition Date. With respect to employee benefit plans and other benefit arrangements covering employees of Republic and its subsidiaries ("Republic Benefit Plans"), Republic shall grant all employees of the Company and its subsidiaries who become participants in such plans after the applicable Benefit Plan Transition Date credit for all service with the Company and its subsidiaries and their respective predecessors prior to the applicable Benefit Plan Transition Date for all purposes for which such service was recognized by the Company. To the extent the Republic Benefit Plans provide medical or dental welfare benefits after the applicable Benefit Plan Transition Date, for all employees who have already met the pre-existing conditions and actively at work requirements under the Benefit Plans that provide medical or dental welfare benefits, Republic shall cause all pre-existing conditions exclusions and actively at work requirements to be waived. For all other employees of the Company and its subsidiaries, Republic shall credit all service with the Company and its subsidiaries that counted toward the pre-existing conditions and actively at work requirements of such Benefit Plans toward satisfying the pre-existing conditions and actively at work requirements of the Republic Benefit Plans. Republic shall provide that any expenses incurred on or before the applicable Benefit Plan Transition Date shall be taken into account under the Republic Benefit Plans for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions for such employees and their covered dependents. On and after the Effective Time, Republic shall cause the Benefit Plans that provide medical or dental welfare benefits to provide continuation coverage (within the meaning of Section 4980B of the Code) to employees of the Company and its subsidiaries who terminated employment prior to the Effective
Time and their dependents.

                                  ARTICLE VII

                   COVENANTS OF THE COMPANY, REPUBLIC AND
MERGERSUB

          SECTION 7.1. LEGAL CONDITIONS TO MERGER. Each of the Company, Republic and Mergersub, shall use its best efforts to comply promptly with all legal requirements which may be imposed on it with respect to the Merger, this Agreement and the transactions contemplated hereby. Such actions shall include, without limitation, filing or causing to be filed under the HSR Act a premerger notification and report form, with respect to the transactions contemplated hereby, furnishing all additional information required under the HSR Act and in connection with approvals of or filings with any Governmental Authority. Each of the Company, Republic and Mergersub promptly shall cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with such transactions. Each of the Company, Republic and Mergersub shall, and shall cause each of its subsidiaries to, use its best efforts to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other public or private third party, required to be obtained or made by the Company, Republic or any of their subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. In connection with the filings under the HSR Act, each party shall request early termination of the HSR waiting period.

          SECTION 7.2.     PREPARATION OF PROXY STATEMENT AND
REGISTRATION STATEMENT.

               (a) Republic promptly shall prepare, with the Company's cooperation and assistance, and file with the SEC the Proxy Statement and Republic promptly shall prepare and file with the SEC the Registration Statement relating to the issuance of the Merger Consideration, in which the Proxy Statement will be included as a prospectus. Each of Republic and the Company shall use its best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

               (b) Republic shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "Blue Sky" permits or approvals in connection with the issuance of Republic Common Stock in the Merger and under the Company Stock Options, except that Republic shall not be required to execute or file any general consent to service of process in any jurisdiction in which it is not qualified to transact business or to register as a dealer in any jurisdiction. Republic shall advise the Company (promptly after it receives notice thereof) of the time when the Registration Statement has become effective, of any supplement or amendment that has been filed, of the issuance of any stop order, of the suspension of the qualification of the shares of Republic Common Stock for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Registration Statement or for additional information.

               (c) If at any time prior to the Effective Time any event relating to Republic or any of its subsidiaries or Mergersub should be discovered which should be set forth in an amendment of, or a supplement to, the Proxy Statement, Republic promptly shall so inform the Company and shall furnish all necessary information to the Company relating to such event. If at any time prior to the Effective Time any event relating to the Company or any of its subsidiaries should be discovered which should be set forth in an amendment of, or a supplement to, the Registration Statement, the Company promptly shall so inform Republic and shall furnish all necessary information to Republic relating to such event.

          SECTION 7.3. BEST EFFORTS. Upon the terms and subject to the conditions of this Agreement (including, without limitation, the provisions of Section 5.2(a) relating to the exercise of the applicable fiduciary duties of the Board of Directors of the Company), each of the parties to this Agreement shall use its best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, and shall use its best efforts to obtain all necessary waivers, consents and approvals, including the actions described in Sections 7.1 and 7.2 above.

          SECTION 7.4. NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Republic and Republic shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would, in the reasonable judgment of their respective management, be likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or (ii) any condition set forth herein to be unsatisfied in any material respect at any time from the date of this Agreement to the Effective Time, and (b) any material failure of the Company, Republic or Mergersub, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, provided that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

          SECTION 7.5. BROKERS OR FINDERS. Each of the Company and Republic represents that no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement (except as set forth in Section 3.23), and each of the Company and Republic shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any Person on the basis of any act or statement alleged to have been made by such party.

          SECTION 7.6. PUBLIC ANNOUNCEMENTS. Neither the Company nor Republic shall issue any press release or public announcement, including announcements by any party for general reception by or dissemination to employees, agents or customers, with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be withheld unreasonably), provided that the Company or Republic may make any disclosure or announce with such party, in the opinion of its counsel, is obligated to make pursuant to applicable law or regulation of the Nasdaq or any national securities exchange, as applicable, in which case the party desiring to make the disclosure shall reasonably consult with the other party prior to making such disclosure or announcement.

          SECTION 7.7. TAX TREATMENT. Until the Effective Time, the Company and Republic shall, and from and after the Effective Time Republic shall, use its best efforts to qualify the Merger, and shall use best efforts not to take any action to cause the Merger not to qualify, as a reorganization within
Section 368(a) of the Code.  From and after the Effective Time,
(a) Republic shall cause the Surviving Corporation to continue the Company's historic business or use a significant portion of the Company's historic business assets in a business within the meaning of the Treasury regulation Section 1.368-1(d), and (b) Republic and Mergersub shall, and Republic shall cause the Surviving Corporation to, treat the Merger as a "reorganization" within the meaning of Section 368(a) of the Code and shall file such information with their income tax returns as may be required by Treasury regulation Section 1.368-3 or other applicable law.

          SECTION 7.8.     INDEMNIFICATION AND INSURANCE OF
COMPANY OFFICERS AND DIRECTORS.

               (a) The Company shall, and from and after the Effective Time the Surviving Corporation shall, indemnify, defend and hold harmless each Person who is now, or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be withheld unreasonably) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was a director or officer of the Company or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated by this Agreement, in each case to the full extent provided under the Certificate of Incorporation and By-laws of the Company as in effect as of the date hereof or permitted under Delaware Law, as applicable, to indemnify directors and officers. As of the date hereof, the Company has no knowledge, after due inquiry of its directors and executive officers, of any pending or threatened claims, actions or other matters which reasonably could give rise to Indemnified Liabilities.

               (b) The Certificate of Incorporation and the Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Company's Certificate of Incorporation and Bylaws on the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors or officers of the Company, unless such modification is required by law.

               (c)     From and after the Effective Time, the
Surviving Corporation shall honor the terms and conditions of the various indemnification agreements previously entered into by the Company.

               (d) The Company shall, and from and after the Effective Time the Surviving Corporation shall, obtain and maintain in effect an extended reporting period under the Company's existing directors' and officers' liability insurance policy for a period of at least five years from the Effective Time.

               (e) The provisions of this Section 7.8 are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and executors after the Effective Time.
          SECTION 7.9. FURTHER ASSURANCES. In the event that at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Company, Republic and Mergersub shall take such necessary action.

                                 ARTICLE VIII

                              CONDITIONS TO CLOSING

          SECTION 8.1. CONDITIONS TO OBLIGATIONS OF THE COMPANY, REPUBLIC AND MERGERSUB. The obligations of the Company, Republic and Mergersub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions:

               (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company
Special Meeting .

               (b) Approvals of Governmental Authorities and Other Persons. All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration or termination of any notice and waiting period imposed by, any Governmental Authority or any other Person upon the consummation of the transactions contemplated by this Agreement, the failure of which to obtain could reasonably be expected to have a Company Material Adverse Effect or a Republic Material Adverse Effect, shall have been filed or obtained or shall have occurred. All of such authorizations, consents, orders or approvals shall have been obtained without the imposition of any conditions which would require the divestiture of any of the Company's or Republic's assets or would otherwise materially adversely effect Republic's ability to operate the businesses of the Company and its subsidiaries following the Effective Time.

               (c)     Registration Statement.  The Registration
Statement shall have been declared effective, and no stop order terminating the effectiveness of the Registration Statement shall have been issued or threatened.

               (d) No Order or Injunction. The consummation of the Merger shall not be precluded, enjoined, prohibited or materially restricted by any order or injunction of a court of competent jurisdiction (each party agreeing to use its best efforts to have any such order reversed or injunction lifted), and no litigation, arbitration, or other proceeding initiated by any Governmental Authority shall be pending which seeks to enjoin prohibit or materially restrict the consummation of the Merger.

               (e) Pooling Letters. The Company shall have received a letter from Arthur Andersen LLP addressed to the Company, dated the date the Proxy Statement is first mailed to the stockholders of the Company and confirmed in writing as of the Effective Time, and Republic shall have received a letter from Arthur Anderson LLP, addressed to Republic, dated the date the Proxy Statement is first mailed to the stockholders of the Company and confirmed in writing as of the Effective Time, stating that the Merger shall qualify as a pooling of interests business combination under applicable accounting and SEC rules.

               (f)     Accountants Letters.  The Company and
Republic shall have received the letters of Arthur Andersen LLP described in Sections 5.6 and 6.3 above.

               (g)     Nasdaq Listing.  The shares of Republic
Common Stock included in the Merger Consideration shall have been duly listed for trading on Nasdaq, subject to official notice of issuance.

          SECTION 8.2. CONDITIONS TO OBLIGATIONS OF THE COMPANY. Except as otherwise provided below, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by the Company:

               (a) Performance of Obligations of Republic and Mergersub. Republic and Mergersub shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of each of Republic and Mergersub by an executive officer of each such company to such effect.

               (b) Representations and Warranties; Change in Condition. The representations and warranties of Republic and Mergersub set forth in this Agreement shall be true and correct on and as of the date hereof and on and as of the Effective Time, with the same force and effect as through such representations and warranties had been made on and as of the Effective Time, and the Company shall have received a certificate signed on behalf of each of Republic and Mergersub by an executive officer of each such company to such effect. Since the date hereof, no event or condition shall have occurred (or shall be discovered) that could reasonably be expected to have a material adverse effect on the business, results of operations or business prospects of Republic and its subsidiaries, taken as a whole (a "Republic Material Adverse Effect"). Notwithstanding the foregoing, the Company acknowledges and agrees that: (i) the enactment or proposal of any legislation relating to solid waste flow control, (ii) the occurrence of any event (or series of events) which materially effects solid waste companies and/or electronic security services companies generally, or (iii) the commencement of any litigation by Republic stockholders in the name of or against Republic or any of its subsidiaries or affiliates arising as a result of the transactions contemplated by this Agreement, shall in no event be deemed to have had or reasonably be expected to have a Republic Material Adverse Effect.

               (c) Corporate Action. The Company shall have received from Republic (i) copies of the certificates of incorporation and bylaws of Republic and Mergersub, (ii) copies of resolutions of Republic's and Mergersub's Boards of Directors approving and adopting this Agreement and the transactions contemplated hereby, certified on behalf of each of Republic and Mergersub by the corporate secretary of each such company, and
(iii) a certificate of good standing from the Secretary of State of the State of Delaware for each of Republic and Mergersub (dated as of a date not more than 10 days prior to the Closing).
               (d) Opinion of Counsel. The Company shall have received an opinion of counsel to Republic and Mergersub, dated the Effective Time, in the form of Exhibit C.

               (e) Opinion of Financial Advisor. The Company shall have received the opinion of Oppenheimer & Co., Inc., dated as of the date of this Agreement and confirmed or updated in writing as of the date that the Proxy Statement is first mailed to stockholders of the Company, to the effect that, as of the date thereof, the consideration to be received in the Merger by the Company's stockholders is fair to such stockholders from a financial point of view, and such opinion shall not have been withdrawn prior to the Effective Time.

               (f) Tax Opinion of Company's Counsel. The Company shall have received the opinion, based on appropriate representations of the Company and Republic, of Schulte Roth & Zabel, counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that the Company, Republic and Mergersub each will be a party to that reorganization within the meaning of Section 368(b) of the Code, which opinion shall have been dated on or about the date the Proxy Statement is first mailed to stockholders of the Company.

               (g)     Tax Opinion of Republic's Counsel.
Republic shall have received the opinion, based on appropriate representations of the Company and Republic, of Akerman, Senterfitt & Eidson, P.A., counsel to Republic, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that the Company, Republic and Mergersub each will be a party to that reorganization within the meaning of Section 368(b) of the Code, which opinion shall have been dated on or about the date the Proxy Statement is first mailed to stockholders of the Company.

          SECTION 8.3. CONDITIONS TO OBLIGATIONS OF REPUBLIC AND MERGERSUB. The obligations of Republic and Mergersub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Republic and Mergersub:

               (a) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by the Company at or prior to the Effective Time, and Republic and Mergersub shall have received a certificate of the Company, signed by the chief executive officer and the chief financial officer of the Company, to such effect.

               (b) Representations and Warranties; Change in Condition. The representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the date hereof and at and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, and Republic and Mergersub shall have received a certificate of the Company, signed by the chief executive officer and the chief financial officer of the Company, to such effect. Since the date hereof, no event or condition shall have occurred (or shall be discovered) that could reasonably be expected to have a material adverse effect on the business, assets, results of operations, customer and employee relations, or business prospects of the Company and its subsidiaries, taken as a whole (a "Company Material Adverse Effect"). Notwithstanding the foregoing, each of Republic and Mergersub acknowledges and agrees that: (i) the enactment or proposal of any legislation relating to solid waste flow control, (ii) the occurrence of any event (or series of events) which materially effects solid waste companies generally, or (iii) the commencement of any litigation by the Company stockholders in the name of or against the Company or any of its subsidiaries or affiliates arising as a result of the transactions contemplated by this Agreement, shall in no event be deemed to have had or reasonably be expected to have a Company Material Adverse Effect.

               (c) Corporate Action. Republic and Mergersub shall have received from the Company (i) copies of the certificates of incorporation and bylaws of the Company and each of its subsidiaries, (ii) copies of resolutions of the Company's Board of Directors approving and adopting this Agreement and the transactions contemplated hereby, certified on behalf of the Company by its corporate secretary, and (iii) a certificate of good standing from the Secretary of State of the State of Delaware for the Company (dated as of a date not more than 10 days prior to the Closing).

               (d)     Opinion of Counsel.  Republic and
Mergersub shall have received an opinion of counsel to the Company, dated the Effective Time, in the form of Exhibit E.

               (e)     Environmental Assessment.  The
Environmental Assessment shall not have disclosed environmental conditions, which were not otherwise disclosed to Republic in the SEC Documents or Schedule 3.10 prior to the date of this Agreement, which individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect; provided, that this Section 8.3(e) shall be of no further force or effect unless the Environmental Assessment has been completed by the date of the first mailing of the Proxy Statement to the stockholders of the Company and Republic shall have given notice to the Company of the failure of this condition to be satisfied by such mailing date.

                                  ARTICLE IX

                                 TERMINATION

          SECTION 9.1.     TERMINATION.  This Agreement may be
terminated and the Merger contemplated by this Agreement may be abandoned at any time after the occurrence of any of the following events, but prior to the Effective Time
(notwithstanding any approval of this Agreement by the stockholders of the Company);

               (a) by mutual written consent of Republic and the Company;

               (b) by either Republic or the Company, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealing;
               (c) by either Republic or the Company, if the Merger has not been consummated by December 31, 1996 (such date, or such later date mutually agreed to in writing by the parties, hereto referred to as the "End Date") (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time);

               (d) by either Republic or the Company, if the Company's Special Meeting shall have been held, and the stockholders of the Company shall have failed to approve and adopt this Agreement and the Merger at the Company Special
Meeting (or any adjournment thereof);

               (e) by Republic, if a tender offer or exchange offer for more than 30% of the outstanding shares of the Company Common Stock is commenced, and the Board of Directors of the Company, within ten business days after such tender offer or exchange offer is so commenced, fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect to such offer;

               (f) by Republic, if any Person or group (as that term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), other than the Principal Stockholders, shall have acquired beneficial ownership or the right to acquire beneficial ownership of more than 50% of the then combined voting power of all classes of the capital stock of the Company;

               (g) by Republic, if the Board of Directors of the Company does not recommend to its stockholders the approval of the Merger, this Agreement and the transactions contemplated hereby, or withdraws, modifies or changes its recommendation to approve the Merger, this Agreement and the transactions contemplated hereby, or shall have resolved to do any of the foregoing, except as permitted in accordance with the terms of
Section 9.1(h) below;

               (h) by either Republic or the Company, if the Company or its stockholders receives an offer for a Competing Transaction that the Board of Directors of the Company determines in good faith is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement, and the Board of Directors of the Company accepts, recommends or resolves to accept or recommend to the Company's stockholders such a Competing Transaction;

               (i) by Republic, if any of the representations and warranties of the Company in this Agreement are not true and correct and could not reasonably be expected to become true and correct prior to the End Date, or if the Company breaches in any material respects any covenant of the Company contained in this Agreement and such breach could not reasonably be expected to be cured prior to the End Date; or

               (j)     by the Company, if any of the
representations and warranties of Republic in this Agreement are not true and correct and could not reasonably be expected to become true and correct prior to the End Date, or if Republic breaches in any material respect any covenant of Republic contained in this Agreement and such breach could not reasonably be expected to be cured prior to the End Date.

          SECTION 9.2. EFFECT OF TERMINATION. In the event this Agreement is terminated pursuant to Section 9.1, this Agreement shall terminate and become void and of no force and effect, the Merger shall be abandoned without further action by any of the parties to this Agreement, and no party to this Agreement shall have any liability or further obligation under this Agreement, except for the agreements contained in Sections
5.2 (No Solicitations), 7.5 (Brokers or Finders), 10.3 (Fees and Expenses) and 10.8 (Governing Law); provided that any termination of this Agreement pursuant to Sections 9.1(i) or 9.1(j) of this Agreement shall not relieve any party from any liability for the breach of any material representation, warranty or covenant contained in this Agreement or be deemed to constitute a waiver of any remedy available for such breach, and further provided, that if Republic terminates this Agreement pursuant to Section 9.1(i), then Republic shall be entitled to recover its reasonable attorney's fees and costs incurred in any action brought by Republic against the Company to recover its damages caused by such breach, or if the Company terminates this Agreement pursuant to Section 9.1(j), then the Company shall be entitled to recover its reasonable attorney's fees and costs incurred in any action brought by the Company against Republic to recover its damages caused by such breach. Upon termination of this Agreement, each party shall return all documents and other materials of any other party which constitute confidential or proprietary information or trade secrets, whether so obtained before or after the execution of this Agreement, to the party furnishing the same.

                                       ARTICLE X

                               MISCELLANEOUS PROVISIONS

          SECTION 10.1. AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified and supplemented only by written agreement of the Company, on the one hand, and Republic and Mergersub, on the other hand, at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that, after the adoption of this Agreement by the Company's stockholders, no such amendment or modification shall reduce the amount or change the form the consideration to be delivered to the stockholders of the Company as contemplated by Article II of this Agreement.

          SECTION 10.2. WAIVER OF COMPLIANCE; CONSENTS. Any failure of the Company, or of Republic or Mergersub, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by Republic or Mergersub, or by the Company, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.2.

          SECTION 10.3. FEES AND EXPENSES. Except as otherwise provided in this Agreement or by law, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, except that (i) the expenses payable in connection with printing and mailing the Proxy Statement and the Registration Statement, and all SEC filing fees relating to the transactions contemplated herein, shall be borne by Republic and (ii) all HSR Act filing fees payable with respect to the Merger shall be shared equally by Republic and the Company.

          SECTION 10.4. NO THIRD-PARTY BENEFICIARIES. Except as provided in Section 7.8, this Agreement is for the sole benefit of the parties hereto and nothing herein expressed or implied shall give or be construed or is intended to give to any Person, other than the parties hereto, any legal or equitable rights hereunder.

          SECTION 10.5. RELIANCE ON AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations and warranties of the other parties contained in this Agreement or in any other documents or certificates delivered in connection herewith. Each representation and warranty contained in this Agreement is independent of each other representation and warranty. None of the representation, warranties, or covenants in this Agreement or in any Schedule, certificate, or other document delivered pursuant to this Agreement shall survive beyond the Effective Time, except for the agreements in Article I (The Merger), Article II (Conversion of Securities; Exchange of Certificates), Section 6.5 (Benefit Plans), Section 7.7 (Tax Treatment), Section 7.8 (Indemnification and Insurance of Company Officers and Directors), Section 7.9 (Further Assurances), and Section 10.8 (Governing Law), and for those set forth in the Affiliate Letters, the Covenant Letters, and the Voting Agreements.

          SECTION 10.6. NOTICES. All notice and other communications required or permitted hereunder shall be in writing and shall be deemed duly given if delivered by hand, faxed (provided a confirmation is sent by guaranteed overnight delivery), guaranteed overnight delivery or mailed, first class certified mail with postage prepaid, to the parties at the following addresses, or such other addresses as such party shall furnish to the other in writing:

               (a)     If to Republic or Mergersub to:

                       Republic Industries, Inc.
                       200 East Las Olas Blvd., Suite 1400
                       Fort Lauderdale, FL 33301
                       Attn:  Richard L. Handley, General Counsel
                       Fax: (954) 522-8219

                       with a copy to:

                       Akerman, Senterfitt & Eidson, P.A.
                       One S.E. Third Avenue, 28th Floor
                       Miami, FL 33131
                       Attn: Jonathan L. Awner, Esq.
                       Fax: (305) 374-5095
               (b)     If to the Company to:
                       Addington Resources, Inc.
                       771 Corporate Drive, Suite 1000
                       Lexington, Kentucky 40503
                       Attn: Howard P. Berkowitz
                       Fax: (212) 757-0577

                       with a copy to:
                       Schulte Roth & Zabel
                       900 Third Avenue, 23rd Floor
                       New York, NY 10022
                       Attn: Stuart D. Freedman, Esq.
                       Fax: (212) 593-5955

          SECTION 10.7. ASSIGNMENT. This Agreement and all of its provisions shall be binding upon and inure to the benefit of the parties to this Agreement, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise.

          SECTION 10.8.     GOVERNING LAW.  This Agreement shall
be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed and to be wholly performed within such State.

          SECTION 10.9. HEADINGS. The table of contents and the article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

          SECTION 10.10. ENTIRE AGREEMENT. This Agreement (which term as used throughout includes the Exhibits and Schedules hereto) and the other documents and certificates contemplated herein embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements and understandings (oral or written) between or among the parties with respect to such subject matter. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein.

          SECTION 10.11. SEVERABILITY. Wherever possible, each provision or portion of any provisions of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          SECTION 10.12.    COUNTERPARTS.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


          IN WITNESS WHEREOF, the parties hereto have made and entered into this Agreement on the date set forth above.

                                    REPUBLIC INDUSTRIES, INC., a
Delaware
                                    corporation



                                    By:/s/ H. Wayne Huizenga
                                           H. Wayne Huizenga
                                           Chairman of the Board and
                                           Chief Executive Officer

                                    RI/AR MERGER CORP., a
                                    Delaware corporation



                                    By: /s/ Richard L. Handley
                                            Richard L. Handley
                                            Vice President



                                    ADDINGTON RESOURCES, INC., a
                                    Delaware corporation



                                    By: /s/ Howard P. Berkowitz
                                            Howard P. Berkowitz
                                            Chairman of the Board

EXHIBIT A



                                                June 25, 1996



Republic Industries, Inc.
200 East Las Olas Boulevard
Suite 1400
Fort Lauderdale, FL  33301

Gentlemen:

          Reference is made to the Agreement and Plan of Merger, dated as of June 25, 1996 (the "Merger Agreement"), among REPUBLIC INDUSTRIES, INC., a Delaware corporation ("Republic"); RI/AR MERGER CORP., a Delaware corporation and wholly-owned subsidiary of Republic ("Mergersub"); and ADDINGTON RESOURCES, INC., a Delaware corporation (the "Company"); pursuant to which Mergersub is to be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Republic following the Merger. Upon consummation of the Merger, the undersigned, as a stockholder of the Company, will receive shares (the "Shares") of common stock, $0.01 par value per share, of Republic ("Republic Common Stock") in exchange for the undersigned's shares of common stock of the Company ("Company Common Stock"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

          The undersigned may be deemed to be an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and for purposes of qualifying the Merger as a pooling of interests business combination under applicable accounting and Securities and Exchange Commission ("SEC") rules and regulations.

          The undersigned hereby represents that on the date hereof, the undersigned has no plan or intention to sell, exchange or otherwise dispose of the Shares.

          As an affiliate of the Company the undersigned understands that any resale of the Shares must be made in accordance with the then applicable provisions of Rule 145, pursuant to an effective registration statement filed with the SEC under the Securities Act or in a transaction exempt from registration under the Securities Act. Accordingly, the undersigned agrees that the undersigned will not sell, transfer or otherwise dispose of any of the Shares unless such sale, transfer or disposition is (i) pursuant to an effective registration statement under the Securities Act, (ii) in compliance with the provisions of Rule 145, or (iii) in accordance with an opinion of counsel, in form and substance satisfactory to Republic, that an exemption from the registration requirements under the Securities Act is available.
          The undersigned understands that it is Republic's intention that the transactions contemplated by the Merger Agreement be accounted for as a pooling of interests business combination. The undersigned further understands that in order to accommodate this accounting treatment, affiliates of the Company must comply with certain rules of the SEC restricting their resale of Republic Common Stock received pursuant to the Merger Agreement or otherwise acquired. Accordingly, the undersigned represents that the undersigned has not, within the preceding 30 days, sold, transferred or otherwise disposed of any shares of Company Common Stock held by the undersigned and agrees that the undersigned will not sell, transfer, dispose of or otherwise part with any interest in or with respect to, or in any other manner reduce the undersigned's investment risk with respect to, any of the Shares until such time as Republic publishes financial results covering at least 30 days of combined operations of Republic and the Company.

          The undersigned understands that the certificates evidencing the Shares will bear the following legend:

          THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY THE HOLDER EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE ACT WITH RESPECT THERETO, (B) IN ACCORDANCE WITH RULE 145(D) UNDER THE ACT, OR (C) IN ACCORDANCE WITH AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE, AND ALSO MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY THE HOLDER WITHOUT COMPLIANCE WITH THE SECURITIES AND EXCHANGE COMMISSION'S ACCOUNTING SERIES RELEASES 130 AND 135.

          The undersigned further understands that Republic will instruct its stock transfer agent not to effect any transfer of the Shares unless such transfer is made in compliance with said restrictions. In connection with any sale, transfer or other disposition of the Shares in accordance with Rule 145, the undersigned will be required to deliver to Republic's transfer agent, Wells Fargo Bank (Texas), National Association, the undersigned's restricted stock certificate(s), instructions for transfer and a representation letter which confirms that the Shares are being sold in a manner that complies with the requirements of Rule 145(d) promulgated under the Securities Act, specifically, Rules 144(f) and (g) thereunder relating to the manner of sale of such shares. A form of the representation letter is attached hereto as Annex I.

          The undersigned hereby acknowledges and agrees that any breach of this letter may result in special damage and injury to Republic not readily recoverable as money damages and therefore the undersigned consents to, and covenants that he or it will not oppose, any application by Republic, for equitable relief from any such breach by way of injunction or decree of specific performance on the basis that Republic has an adequate remedy at law.

          This Letter shall terminate if the Agreement is terminated.




                                    [NAME]

ACCEPTED AND AGREED TO AS OF THE
     DATE FIRST ABOVE WRITTEN:


REPUBLIC INDUSTRIES, INC.




By:
     Name:
     Title:

                                   ANNEX I

                     [FORM OF REPRESENTATION LETTER TO BE
                  COMPLETED BY BROKER OR OTHER APPROPRIATE PARTY]




Well Fargo Bank (Texas), National Association.
Corporate Trust Department
1000 Louisiana, Suite 700
Houston, TX 77002
Telephone:  (713) 250-4020
Facsimile:  (713) 250-7929
Attn:  Ms. Deri Ward

          Re:     Sale of Shares of Common Stock of Republic
                  Industries, Inc. ("Republic")

Dear Ms. Ward:

          The undersigned hereby certifies that, in connection with the sale of shares of Common Stock of Republic described below issued to the Record Holder pursuant to the Company's Prospectus, dated _________, 1996, as filed on a Registration Statement on Form S-4 with the Securities and Exchange Commission, the undersigned is selling such shares in a manner that complies with the requirements of Rule 145(d) under the Securities Act of 1933, as amended, specifically Rules 144(f) and
(g) thereunder relating to the manner of sale of such shares.

          Record Holder: _______________________________________

          Stock Certificate No(s).
_________________________________

          Number of Shares Sold:
_________________________________

          Date of Sale:
__________________________________________

          In the event that you receive stock certificates representing more shares of Common Stock than has been sold by the undersigned, then you should return to the undersigned a newly issued certificate for such excess shares in the name of the Record Holder and BEARING A RESTRICTIVE LEGEND. Further, you should place a stop transfer order on your records with regard to such certificate.

                                    Very truly yours,

cc:     Republic Industries, Inc.
        Facsimile:  (954) 522-8219
        Attn:  Corporate Secretary

EXHIBIT B

                                    June 25, 1996



Republic Industries, Inc.
200 East Las Olas Boulevard
Suite 1400
Fort Lauderdale, FL  33301

Gentlemen:

          Reference is made to the Agreement and Plan of Merger, dated as of June 25, 1996 (the "Merger Agreement"), among REPUBLIC INDUSTRIES, INC., a Delaware corporation ("Republic"); RI/AR MERGER CORP., a Delaware corporation and wholly-owned subsidiary of Republic ("Mergersub"); and ADDINGTON RESOURCES, INC., a Delaware corporation (the "Company"); pursuant to which Mergersub is to be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Republic. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

          The undersigned agrees that for a period of three (3) years following the Effective Time, the undersigned shall not, directly or indirectly:

          (1) alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor, or security holder, of any Person, engage in any business activity in any State in which Republic, the Company or any of their subsidiaries (the "Republic Companies") are doing business, which is directly or indirectly in competition with the business engaged in by the Republic Companies in such States (a "Competing Business"); provided, however, that (A) the beneficial ownership by the undersigned of less than five percent (5%) (provided that the collective beneficial ownership of the Management Stockholders does not exceed ten percent (10%)) of any class of securities of any entity having a class of equity securities actively traded on a national securities exchange or The Nasdaq Stock Market shall not be deemed, in and of itself, to violate the prohibitions of this Section, and (B) the continuation of the current operations of the business (if any) owned by the undersigned, as identified herein on the line below the signature line of the undersigned, shall not be deemed to be a Competing Business;

          (2) (i) induce any Person which is known by the undersigned to be a customer of the Republic Companies to patronize any Competing Business; (ii) solicit or accept for or on behalf of any Competing Business any Person which is known by the undersigned customer of the Republic Companies; or (iii) request or advise any person which is known by the undersigned to be a customer of the Republic Companies to withdraw, curtail or cancel any such customer's business with the Republic Companies;

          (3) employ any person who was employed by the Republic Companies within six months prior to the date being employed by the undersigned, or in any manner seek to induce any employee of the Republic Companies to leave his or her employment;

          (4) in any way utilize, disclose, copy, reproduce or retain in his possession any of the proprietary rights, records or trade secrets of the Republic Companies, including, but not limited to, any customer lists and non-public financial data; provided that the foregoing shall not restrict the retention by the undersigned of non-public financial data received by the undersigned in his capacity as a director of the Company.

          The undersigned agrees and acknowledges that the restrictions contained in this letter are reasonable in scope and duration, and are necessary to protect Republic. If any provision of this letter is adjudged by a court of competent jurisdiction to be invalid or unenforceable, the same will in no way affect the validity or enforceability of the remainder of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision, the area covered thereby or otherwise, then the parties agree that the court making such determination shall have the power to reduce the duration, area or scope of such provision, and/or to delete specific words or phrases, and in its reduced or modified form, such provision shall then be enforceable and shall be enforced. The undersigned further agrees and acknowledges that any breach of this letter will cause irreparable injury to Republic and upon any breach or threatened breach of any provision of this letter, Republic shall be entitled to injunctive relief, specific performance or other equitable relief, without the necessity of posting bond; provided, however, that this shall in no way limit any other remedies which Republic may have as a result of such breach, including the right to seek monetary damages.

          This Letter shall terminate if the Agreement is terminated.





                                    NAME:
                                    Other Business (if any):

ACCEPTED AND AGREED TO AS OF THE
     DATE FIRST ABOVE WRITTEN:

REPUBLIC INDUSTRIES, INC.

By: ___________________________________
    Name:______________________________
    Title:_______________________________

EXHIBIT C

                                VOTING AGREEMENT


          VOTING AGREEMENT, dated as of June 25, 1996 (this "Agreement"), by HPB ASSOCIATES, L.P., HAROLD BLUMENSTEIN, JAMES GROSFELD, LARRY ADDINGTON, ROBERT ADDINGTON and BRUCE ADDINGTON (collectively, the "Stockholders") with REPUBLIC INDUSTRIES, INC., a Delaware corporation ("Acquiror").

          WHEREAS, Acquiror and RI/AR Merger Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Acquiror Sub"), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with Addington Resources, Inc., a Delaware corporation (the "Company"), which provides, among other things, that the Company will merge with Acquiror Sub pursuant to the merger contemplated by the Merger Agreement (the "Merger");

          WHEREAS, as of the date hereof, the Stockholders own 6,867,615 shares of common stock, par value $1.00 per share, of the Company ("Company Common Stock"), which represent in the aggregate approximately 45% of the total issued and outstanding Company Common Stock; and

          WHEREAS, as a condition to the willingness of Acquiror to enter into the Merger Agreement, Acquiror has required that the Stockholders agree, and in order to induce Acquiror to enter into the Merger Agreement, the Stockholders have agreed, to enter into this Agreement with respect to all the shares of Company Common Stock now owned and which may hereafter be acquired by the Stockholders (the "Shares") and any other securities, if any, which the Stockholders are entitled to vote at any meeting of stockholders of the Company (the "Other Securities").

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                           PROXY OF THE STOCKHOLDERS

          SECTION 1.01. Voting Agreement. Each Stockholder hereby agrees that during the time this Agreement is in effect, at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, each of the Stockholders shall vote the Shares and the Other Securities: (a) in favor of the Merger, the Merger Agreement (as amended from time to time) or any of the transactions contemplated by the Merger Agreement; and (b) against any proposal for any merger, sale of substantial assets, sale of shares of Company Common Stock or other securities, recapitalization, or other business combination transactions between the Company or any of the subsidiaries of the Company and any person or entity (other than the Merger) or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

          SECTION 1.02. Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Acquiror, until termination of the Merger Agreement, as his or its attorney and proxy pursuant to the provisions of Section 212(c) of the General Corporation Law of the State of Delaware, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares and the Other Securities, which such Stockholder is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in Section 1.01 hereof. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. The Stockholders hereby revoke all other proxies and powers of attorney with respect to the Shares and the Other Securities which they may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholders with respect to the matters specified in Section 1.01 hereof.
All authority herein conferred or agreed to be conferred shall survive the death or incapacity of any Stockholder and any obligation of any Stockholder under this Agreement shall be binding upon the heirs, personal representatives and successors of such Stockholder.

          SECTION 1.03. Waiver of Restrictions. HPB Associates, L.P. and Robert Addington, Bruce Addington and Larry Addington agree hereby to waive any restrictions placed on the granting of proxies pursuant to the Stock Purchase Agreement, dated August 4, 1995, by and between HPB Associates, L.P. and Robert Addington, Bruce Addington and Larry Addington.

                                  ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE
STOCKHOLDERS

          Each Stockholder hereby represents and warrants, severally but not jointly, to Acquiror as follows:

          SECTION 2.01. Authority Relative to This Agreement. Each Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

          SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Stockholder or by which the Shares or the Other Securities owned by such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares or Other Securities owned by such Stockholder are bound or affected.

               (b)     The execution and delivery of this
Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity (as such term is defined in the Merger Agreement) except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          SECTION 2.03. Title to the Shares. As of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder's name on Appendix A hereto, which Shares represent on the date hereof the percentage of the outstanding Company Common Stock set forth on such Appendix. Such Shares are all the securities of the Company owned, either of record or beneficially, by such Stockholder. Except as set forth on Appendix A, such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. Except as provided in this Agreement, no Stockholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by such Stockholder.

                                 ARTICLE III

                        COVENANTS OF THE STOCKHOLDERS

          SECTION 3.01. No Disposition or Encumbrance of Shares. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, such Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on any Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares or, directly or indirectly, initiate, solicit or encourage, subject to the provisions of Section 5.2 of the Merger Agreement, any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

          SECTION 3.02.  No Solicitation of Transactions.  Each
Stockholder hereby agrees, jointly and severally, to be bound and to comply with the obligations of the Company set forth in
Section 5.2(a) of the Merger Agreement as if such obligations were set forth in their entirety in this Section 3.02 as obligations of such Stockholder.

          SECTION 3.03. No Profit From Competing Transaction. Each Stockholder hereby covenants and agrees that should the Company or the Representatives (as defined in Section 5.2(a) of the Merger Agreement) during the Non-Solicitation Period (as defined in Section 5.2(a) of the Merger Agreement) either (i) receive an unsolicited proposal for a Competing Transaction (an "Acquisition Proposal"), other than from Acquiror or an affiliate of Acquiror or their authorized representatives, and, during the Non-Solicitation Period or within one (1) year after the date hereof, consummate a transaction of a kind that would constitute a Competing Transaction with (x) the offeror or any affiliate of the offeror who made the Acquisition Proposal (the "Original Offeror") or (y) another party who makes an Acquisition Proposal prior to the termination of negotiations with the Original Offeror, or (ii) solicit or initiate any discussions for a Competing Transaction (regardless of whether it is consummated); then, in either instance, each Stockholder shall pay to Acquiror an amount in cash (or if the consideration to be received in such Competing Transaction is securities of the acquiror, an amount of such securities, or payment in such form, as permitted by the Competing Transaction) equal to the consideration paid by the acquiror (the "Third Party Acquisition Consideration") on a per share of Company Common Stock basis in excess of (1) $21.50 (in the case of proposals noted in (i) above) or (2) $15.00 (in the case of solicitations under (ii) above) (in either case, the "Base Amount") multiplied by the number of shares beneficially owned by each such Stockholder (which amounts shall be paid contemporaneously with consummation of the acquisition, whether or not such Acquisition Proposal was solicited); provided that the number of shares and the Base Amount shall be appropriately adjusted for stock splits, stock dividends, stock combinations, recapitalizations, reclassifications and other similar transactions; provided further that no payments shall be required pursuant to the terms of this Section 3.03 if the Merger Agreement is terminated as a result of the breach of any of the terms of the Merger Agreement by Acquiror. The Third Party Acquisition Consideration shall be deemed to include both cash and any securities or other property received in the transaction, as well as debts of the Stockholders assumed in the transaction. In the event that any Third Party Acquisition Consideration shall be payable in securities; debt securities shall be valued at market value on the day of delivery; preferred stock shall be valued at market value on the day of delivery; and common stock shall be valued by its market value on the day of delivery based on the ten day average closing price of such common stock on the principal stock exchange or Nasdaq market on which it is traded or quoted for the period prior to the consummation of such acquisition. In the event that any Third Party Acquisition Consideration shall be payable in other property, such other property shall be valued at an amount to be reasonably determined by Acquiror.

                                    ARTICLE IV

                                   MISCELLANEOUS

          SECTION 4.01.  Termination.  This Agreement (except for
Section 3.03 and Article IV of this Agreement) shall terminate upon the termination of the Merger Agreement in accordance with its terms. Section 3.03 and Article IV of this Agreement shall survive termination of this Agreement.

          SECTION 4.02. Further Assurances. Each Stockholder and Acquiror will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

          SECTION 4.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Acquiror shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

          SECTION 4.04. Entire Agreement. This Agreement constitutes the entire agreement between Acquiror and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Acquiror and the Stockholders with respect to the subject matter hereof.

          SECTION 4.05.  Amendment.  This Agreement may not be
amended except by an instrument in writing signed by the parties hereto.

          SECTION 4.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

          SECTION 4.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Delaware state or federal court.


          IN WITNESS WHEREOF, each Stockholder has duly executed this Agreement.
                                        HPB ASSOCIATES, L.P.


                                        By:  HPB GROUP LLC

Dated:   June __, 1996                       By: ___________________
                                                 Howard P. Berkowitz
                                                 Managing Member

Dated:   June __, 1996                   Harold Blumenstein,
                                         individually
Dated:   June __, 1996                   James Grosfeld,
                                         individually
Dated:   June __, 1996                   Larry Addington,
                                         individually
Dated:   June __, 1996                   Robert Addington,
                                         individually
Dated:   June __, 1996                   Bruce Addington,
                                         individually



Agreed and Accepted
as of June __, 1996:

REPUBLIC INDUSTRIES, INC.



By:  ___________________________
        Name:
        Title:

                                   APPENDIX A


                           Shares     Approximate Percentage     Numbers of
                                      of Outstanding Company   Shares Pledged
                                              Shares

HPB Associates, L.P.       2,455,285             16.2
Larry Addington            2,263,324             14.9            550,000 (1)
Robert Addington           980,000               6.5             900,000 (2)
Bruce Addington            914,006               6.0             910,006 (3)
Harold Blumenstein         100,000               0.1
James Grosfeld             155,000               0.1

(1) 250,000 shares are pledged to CIT; 200,000 shares are pledged to National City Bank; and 100,000 shares are pledged to Nations Bank.
(2) Pledged to Nations Bank.
(3) 560,006 shares pledged to Prudential Securities; 250,000 shares are pledged to CIT; and 100,000 shares are pledged to Bear Sterns.

EXHIBIT D

                 Opinion of Counsel for Republic Industries, Inc.


          The following shall be addressed to Continental Waste
Industries, Inc. Capitalized terms used herein without definition shall have the meanings as set forth in the Agreement and the Plan of Merger (the "Merger Agreement").

          (1) Each of Republic and Mergersub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on the business as now being conducted.

          (2) Each of Republic and Mergersub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing (individually or in the aggregate) would not have a material adverse effect on Republic and its subsidiaries, taken as a whole.

          (3) The shares of Republic Common Stock to be issued in the Merger, when issued in accordance with the terms of the Merger Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

          (4) Republic and Mergersub have the requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of the Merger Agreement by Republic and Mergersub has been duly authorized by all necessary corporate action on the part of Republic and Mergersub, respectively. The Merger Agreement has been duly executed and delivered by Republic and Mergersub and constitutes a valid and binding obligation of Republic and of Mergersub, enforceable against Republic and Mergersub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and general equitable principles.

          (5) The execution and delivery of the Merger Agreement does not, and the consummation of the transactions contemplated by the Merger Agreement and compliance with the provisions of the Merger Agreement will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Republic or any of its subsidiaries under, any provision of (i) the Certificate of Incorporation or By-laws of Republic or any provision of the comparable charter or organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, or license applicable to Republic or any of its subsidiaries or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree to which Republic or any of its subsidiaries is a party or by which their respective properties or assets are bound, other than, in the case of clause (ii) and clause (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not
(1) have a Material adverse effect on Republic and its subsidiaries, taken as a whole, (2) impair in any material respect the ability of Republic or Mergersub to perform its obligations under the Merger Agreement, or (3) prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement.

          (6) Except as disclosed in the Republic SEC Documents filed and publicly available immediately prior to the Merger, there is no suit, action or proceeding pending or threatened against Republic or any of its subsidiaries challenging the acquisition by Republic or Mergersub of any shares of Company Common Stock or any provision of the Merger Agreement or seeking to restrain or prohibit the consummation of the Merger, or that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Republic and its subsidiaries, taken as a whole, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against Republic or any of its subsidiaries having, or which could reasonably by expected to have, a material adverse effect on Republic and its subsidiaries, taken as a whole.

EXHIBIT E

                  Opinion of Counsel for Addington Resources, Inc.


          The following opinion shall be addressed to Republic
Industries, Inc. and RI/AR Merger Corp. Capitalized terms used herein without definition shall have the meanings set forth in the Agreement and Plan of Merger (the "Merger Agreement").

          (1) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted.

          (2) Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing (individually or in the aggregate) would not have a Company Material Adverse Effect.

          (3) The Company has the requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement.
The execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action. The Merger Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and general equitable principles.

          (4) All the outstanding shares of capital stock of each subsidiary of the Company listed on Schedule 3.2 to the Merger Agreement are owned by the Company or by another subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

          (5) Except as set forth on Schedule 3.4 of the Merger Agreement, the execution and delivery of the Merger Agreement by the Company does not, and performance of the Company's obligations thereunder will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, any provision of (i) the Certificate of Incorporation or By-laws of the Company or any provision of the comparable charter or organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, or license to which the Company or any of its subsidiaries is a party or by which their respective properties or assets are bound, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clause (ii) and clause (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (1) have a Company Material Adverse Effect, (2) impair in any material respect the ability of the Company to perform its obligations under this Agreement, or (3) prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement.

          (6) Except as disclosed on Schedule 3.8 to the Merger Agreement or in the SEC Documents filed and publicly available prior to the Merger, there is no suit, action or proceeding pending or threatened in writing against the Company or any of its subsidiaries challenging the acquisition by Republic or Mergersub of any shares of the Company Common Stock or any provision of the Merger Agreement or seeking to restrain or prohibit the consummation of the Merger, or that, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company or any of its subsidiaries having, or which could reasonably be expected to have, a Company Material Adverse Effect.

EXHIBIT 2




                                VOTING AGREEMENT


          VOTING AGREEMENT, dated as of June 25, 1996 (this
"Agreement"), by HPB ASSOCIATES, L.P., HAROLD BLUMENSTEIN, JAMES
GROSFELD, LARRY ADDINGTON, ROBERT ADDINGTON and BRUCE ADDINGTON
(collectively, the "Stockholders") with REPUBLIC INDUSTRIES, INC., a Delaware corporation ("Acquiror").

          WHEREAS, Acquiror and RI/AR Merger Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Acquiror Sub"), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with Addington Resources, Inc., a Delaware corporation (the "Company"), which provides, among other things, that the Company will merge with Acquiror Sub pursuant to the merger contemplated by the Merger Agreement (the "Merger");

          WHEREAS, as of the date hereof, the Stockholders own 6,867,615 shares of common stock, par value $1.00 per share, of the Company ("Company Common Stock"), which represent in the aggregate approximately 45% of the total issued and outstanding Company Common Stock; and

          WHEREAS, as a condition to the willingness of Acquiror to enter into the Merger Agreement, Acquiror has required that the Stockholders agree, and in order to induce Acquiror to enter into the Merger Agreement, the Stockholders have agreed, to enter into this Agreement with respect to all the shares of Company Common Stock now owned and which may hereafter be acquired by the Stockholders (the "Shares") and any other securities, if any, which the Stockholders are entitled to vote at any meeting of stockholders of the Company (the "Other Securities").

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                           PROXY OF THE STOCKHOLDERS

          SECTION 1.01. Voting Agreement. Each Stockholder hereby agrees that during the time this Agreement is in effect, at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, each of the Stockholders shall vote the Shares and the Other Securities: (a) in favor of the Merger, the Merger Agreement (as amended from time to time) or any of the transactions contemplated by the Merger Agreement; and (b) against any proposal for any merger, sale of substantial assets, sale of shares of Company Common Stock or other securities, recapitalization, or other business combination transactions between the Company or any of the subsidiaries of the Company and any person or entity (other than the Merger) or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

          SECTION 1.02. Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Acquiror, until termination of the Merger Agreement, as his or its attorney and proxy pursuant to the provisions of Section 212(c) of the General Corporation Law of the State of Delaware, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares and the Other Securities, which such Stockholder is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in Section 1.01 hereof. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. The Stockholders hereby revoke all other proxies and powers of attorney with respect to the Shares and the Other Securities which they may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholders with respect to the matters specified in Section 1.01 hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of any Stockholder and any obligation of any Stockholder under this Agreement shall be binding upon the heirs, personal representatives and successors of such Stockholder.

          SECTION 1.03. Waiver of Restrictions. HPB Associates, L.P. and Robert Addington, Bruce Addington and Larry Addington agree hereby to waive any restrictions placed on the granting of proxies pursuant to the Stock Purchase Agreement, dated August 4, 1995, by and between HPB Associates, L.P. and Robert Addington, Bruce Addington and Larry Addington.

                                  ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

          Each Stockholder hereby represents and warrants, severally but not jointly, to Acquiror as follows:

          SECTION 2.01. Authority Relative to This Agreement. Each Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

          SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Stockholder or by which the Shares or the Other Securities owned by such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares or Other Securities owned by such Stockholder are bound or affected.

               (b) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity (as such term is defined in the Merger Agreement) except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          SECTION 2.03. Title to the Shares. As of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder's name on Appendix A hereto, which Shares represent on the date hereof the percentage of the outstanding Company Common Stock set forth on such Appendix. Such Shares are all the securities of the Company owned, either of record or beneficially, by such Stockholder. Except as set forth on Appendix A, such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. Except as provided in this Agreement, no Stockholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by such Stockholder.

                                 ARTICLE III

                        COVENANTS OF THE STOCKHOLDERS

          SECTION 3.01. No Disposition or Encumbrance of Shares. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, such Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on any Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares or, directly or indirectly, initiate, solicit or encourage, subject to the provisions of Section 5.2 of the Merger Agreement, any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

          SECTION 3.02. No Solicitation of Transactions. Each Stockholder hereby agrees, jointly and severally, to be bound and to comply with the obligations of the Company set forth in Section 5.2(a) of the Merger Agreement as if such obligations were set forth in their entirety in this Section 3.02 as obligations of such Stockholder.

          SECTION 3.03. No Profit From Competing Transaction. Each Stockholder hereby covenants and agrees that should the Company or the Representatives (as defined in Section 5.2(a) of the Merger Agreement) during the Non-Solicitation Period (as defined in Section 5.2(a) of the Merger Agreement) either (i) receive an unsolicited proposal for a Competing Transaction (an "Acquisition Proposal"), other than from Acquiror or an affiliate of Acquiror or their authorized representatives, and, during the Non-Solicitation Period or within one (1) year after the date hereof, consummate a transaction of a kind that would constitute a Competing Transaction with (x) the offeror or any affiliate of the offeror who made the Acquisition Proposal (the "Original Offeror") or (y) another party who makes an Acquisition Proposal prior to the termination of negotiations with the Original Offeror, or (ii) solicit or initiate any discussions for a Competing Transaction (regardless of whether it is consummated); then, in either instance, each Stockholder shall pay to Acquiror an amount in cash (or if the consideration to be received in such Competing Transaction is securities of the acquiror, an amount of such securities, or payment in such form, as permitted by the Competing Transaction) equal to the consideration paid by the acquiror (the "Third Party Acquisition Consideration") on a per share of Company Common Stock basis in excess of (1) $21.50 (in the case of proposals noted in (i) above) or (2) $15.00 (in the case of solicitations under (ii) above) (in either case, the "Base Amount") multiplied by the number of shares beneficially owned by each such Stockholder (which amounts shall be paid contemporaneously with consummation of the acquisition, whether or not such Acquisition Proposal was solicited); provided that the number of shares and the Base Amount shall be appropriately adjusted for stock splits, stock dividends, stock combinations, recapitalizations, reclassifications and other similar transactions; provided further that no payments shall be required pursuant to the terms of this Section 3.03 if the Merger Agreement is terminated as a result of the breach of any of the terms of the Merger Agreement by Acquiror. The Third Party Acquisition Consideration shall be deemed to include both cash and any securities or other property received in the transaction, as well as debts of the Stockholders assumed in the transaction. In the event that any Third Party Acquisition Consideration shall be payable in securities; debt securities shall be valued at market value on the day of delivery; preferred stock shall be valued at market value on the day of delivery; and common stock shall be valued by its market value on the day of delivery based on the ten day average closing price of such common stock on the principal stock exchange or Nasdaq market on which it is traded or quoted for the period prior to the consummation of such acquisition. In the event that any Third Party Acquisition Consideration shall be payable in other property, such other property shall be valued at an amount to be reasonably determined by Acquiror.

                                    ARTICLE IV

                                   MISCELLANEOUS

          SECTION 4.01.  Termination.  This Agreement (except for
Section 3.03 and Article IV of this Agreement) shall terminate upon the termination of the Merger Agreement in accordance with its terms.
Section 3.03 and Article IV of this Agreement shall survive termination of this Agreement.

          SECTION 4.02. Further Assurances. Each Stockholder and Acquiror will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

          SECTION 4.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Acquiror shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

          SECTION 4.04.  Entire Agreement.  This Agreement
constitutes the entire agreement between Acquiror and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Acquiror and the Stockholders with respect to the subject matter hereof.

          SECTION 4.05.  Amendment.  This Agreement may not be
amended except by an instrument in writing signed by the parties hereto.

          SECTION 4.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

          SECTION 4.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Delaware state or federal court.


          IN WITNESS WHEREOF, each Stockholder has duly executed this Agreement.
                                        HPB ASSOCIATES, L.P.


                                        By:  HPB GROUP LLC

Dated:   June 25, 1996                       By:    /s/ Howard P. Berkowitz
                                                    Howard P. Berkowitz
                                                     Managing Member

Dated:   June 25, 1996                   /s/ Harold Blumenstein, individually
Dated:   June 25, 1996                   /s/ James Grosfeld, individually
Dated:   June 25, 1996                   /s/ Larry Addington, individually
Dated:   June 25, 1996                   /s/ Robert Addington, individually
Dated:   June 25, 1996                   /s/ Bruce Addington, individually



Agreed and Accepted
as of June 25, 1996:

REPUBLIC INDUSTRIES, INC.



By:        /s/ Richard L. Handley
     Name: Richard L. Handley
     Title: Senior Vice-President

                                   APPENDIX A


                           Shares     Approximate Percentage    Numbers of
                                      of Outstanding Company  Shares Pledged
                                              Shares

HPB Associates, L.P.       2,455,285             16.2
Larry Addington            2,263,324             14.9           550,000 (1)
Robert Addington           980,000               6.5            900,000 (2)
Bruce Addington            914,006               6.0            910,006 (3)
Harold Blumenstein         100,000               0.1
James Grosfeld             155,000               0.1

(1) 250,000 shares are pledged to CIT; 200,000 shares are pledged to National City Bank; and 100,000 shares are pledged to Nations Bank.
(2) Pledged to Nations Bank.
(3) 560,006 shares pledged to Prudential Securities; 250,000 shares are pledged to CIT; and 100,000 shares are pledged to Bear Sterns.

EXHIBIT 2


FOR IMMEDIATE RELEASE

                                             Contact: Howard P. Berkowitz
                                             Chairman
                                             Addington Resources, Inc.
                                             (212) 664-0990


          New York, New York (June 25, 1996)--Addington Resources, Inc. (NASDAQ:ADDR) today announced that it has signed a definitive agreement to be acquired by Republic Industries, Inc. (NASDAQ:RWIN) in a stock-for-stock transaction at the exchange ratio previously announced. The proposed transaction is subject to approval by the stockholders of Addington and other customary closing conditions, including receipt of regulatory approvals. The transaction is expected to close in the third quarter of this year.

          Addington Resources, Inc. currently operates ten landfills in the southern United States.